      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1998
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          MINDSPRING ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                     DELAWARE                                           58-2113290
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                             ---------------------
                     1430 WEST PEACHTREE STREET, SUITE 400
                               ATLANTA, GA 30309
                                 (404) 815-0770

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               CHARLES M. BREWER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          MINDSPRING ENTERPRISES, INC.
                     1430 WEST PEACHTREE STREET, SUITE 400
                               ATLANTA, GA 30309
                                 (404) 815-0770

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

              NANCY J. KELLNER, ESQ.                               BRYAN E. DAVIS, ESQ.
              HOGAN & HARTSON L.L.P.                                 ALSTON & BIRD LLP
                  COLUMBIA SQUARE                                   ONE ATLANTIC CENTER
            555 THIRTEENTH STREET, N.W.                         1201 WEST PEACHTREE STREET
            WASHINGTON, D.C. 20004-1109                           ATLANTA, GA 30309-3424
                  (202) 637-5600                                      (404) 881-7000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
                             ---------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                             ---------------------
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================

          TITLE OF EACH CLASS                  AMOUNT             PROPOSED            PROPOSED            AMOUNT OF
             OF SECURITIES                      TO BE         MAXIMUM OFFERING    MAXIMUM AGGREGATE     REGISTRATION
           TO BE REGISTERED                  REGISTERED        PRICE PER SHARE     OFFERING PRICE            FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..........     1,897,500(1)          $67.25(2)        $127,606,875(2)         $37,645
=====================================================================================================================

(1) Includes 247,500 shares subject to an over-allotment option granted by the Company to the Underwriters. See "Underwriting."
(2) Estimated solely for purposes of calculating the registration fee.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                    SUBJECT TO COMPLETION, DATED MAY 1, 1998

PROSPECTUS
MAY   , 1998

                                1,650,000 SHARES

                               (MINDSPRING LOGO)

                                  COMMON STOCK

     Of the 1,650,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering"), 1,000,000 shares are being sold by MindSpring Enterprises, Inc. ("MindSpring" or the "Company") and 650,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MSPG." On April 29, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $68.625 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------

                                         PRICE            UNDERWRITING           PROCEEDS            PROCEEDS TO
                                        TO THE            DISCOUNTS AND           TO THE             THE SELLING
                                        PUBLIC           COMMISSIONS(1)         COMPANY(2)         STOCKHOLDERS(2)
--------------------------------------------------------------------------------------------------------------------
Per Share.......................           $                    $                    $                    $
Total(3)........................           $                    $                    $                    $
--------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $300,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 247,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $      , the total
    Underwriting Discount will be $      , and the total Proceeds to Company
    will be $      . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such shares will be
made in New York, New York, on or about            1998.

DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION

                            J.C. BRADFORD & CO.
                                                  FURMAN SELZ
                                                               WHEAT FIRST UNION

     [A COLOR MAP OF THE CONTINENTAL UNITED STATES APPEARS ON THE INSIDE FRONT COVER, REPRESENTING MINDSPRING'S SERVICE AREA. MINDSPRING'S CORPORATE HEADQUARTERS IS REPRESENTED BY A STAR; EACH MINDSPRING POP LOCATION IS REPRESENTED BY A SOLID DOT; AND EACH THIRD-PARTY NETWORK PROVIDER POP IS REPRESENTED BY A SOLID TRIANGLE. BELOW THE MAP IS A KEY TO THE AFOREMENTIONED SYMBOLS.]

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "MSPG," and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been previously filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-27890), are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

        (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

        (ii) Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997;

        (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

        (iv) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any reports filed under the Exchange Act for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as the "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Such requests should be directed to MindSpring Enterprises, Inc., 1430 West Peachtree, Suite 400, Atlanta, Georgia 30309, telephone number: (404) 815-0770. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices at 450 Fifth Street, N.W. Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company.
                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS, INCLUDING ANY DOCUMENTS THAT ARE INCORPORATED BY REFERENCE HEREIN AS SET FORTH IN "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS REGARDING MINDSPRING'S EXPECTED FUTURE FINANCIAL POSITION, BUSINESS STRATEGY, PROJECTED COSTS AND PLANS, AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH MINDSPRING BELIEVES THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS HEREIN INCLUDE, AMONG OTHERS, THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS," GENERAL ECONOMIC AND BUSINESS AND MARKET CONDITIONS, CHANGES IN FEDERAL LAWS AND INCREASED COMPETITIVE PRESSURE IN THE COMPANY'S INDUSTRY.

                             ---------------------

  This Prospectus includes product names and trademarks of the Company and of other organizations.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this Prospectus in its entirety. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The "Glossary of Technical Terms" appearing elsewhere in this Prospectus contains definitions of certain technical terms used herein.

                                  THE COMPANY

     MindSpring Enterprises, Inc. ("MindSpring" or the "Company") is a leading national Internet access provider that focuses on serving individuals and small businesses. The Company is also a leading provider of Web hosting services, a complement to its Internet access business and one of the fastest growing segments of the Internet marketplace. MindSpring offers subscribers complete Internet access and Web hosting solutions which include user-friendly software, a reliable network and highly responsive customer service and technical support. Through its network of Company-owned and third-party points of presence ("POPs"), the Company can offer its services in 45 U.S. states and the District of Columbia via a local telephone call. The Company has rapidly increased its subscriber base and revenues by (i) providing superior customer service and technical support, (ii) expanding marketing and distribution activities, and
(iii) leveraging its operating capabilities to create additional revenue streams from value-added services such as Web hosting. As a result, the Company's subscriber base has grown rapidly, from approximately 12,000 subscribers at December 31, 1995 to approximately 341,000 subscribers, including approximately 12,000 Web hosting subscribers, at March 31, 1998. Management believes that high geographic concentrations of satisfied subscribers improve network economics and reduce subscriber acquisition costs, thereby resulting in higher margins. By providing its subscribers superior service and support and achieving significant market penetration in a number of the Company's target markets, MindSpring has achieved profitability ahead of other national Internet service providers ("ISPs"). In the first quarter of 1998, the Company had revenues, EBITDA and net income of $21.4 million, $3.9 million and $860,000, respectively, representing an EBITDA margin of 18% and earnings per share of $0.11.

     The demand for Internet access and value-added services is increasing rapidly. According to International Data Corporation ("IDC"), total United States ISP revenues are projected to grow from approximately $4.6 billion in 1997 to approximately $18.3 billion in 2000. In addition, the number of Internet users in the United States who access the World Wide Web reached approximately
29.2 million in 1997 and is forecasted to grow to approximately 72.1 million in 2000. Trends contributing to this growth in demand include heightened consumer awareness of the Internet, the increasing number of people who have computers with modems and the expanding diversity of information, entertainment and commercial offerings available on the Internet and the World Wide Web. Despite the Internet's rapid growth, use of the Internet by individuals and small businesses remains low and is expected to grow substantially from its current level of market penetration. In addition, small businesses are increasingly reliant on full service ISPs to maintain and manage their Web presence. IDC estimates that total United States Web hosting revenues will grow from approximately $247 million in 1997 to approximately $3.6 billion by 2000. Consequently, the Company believes that there is a growing and unsatisfied demand for high-quality Internet access and Web hosting services for individuals and small businesses.

     The Company's services include dial-up Internet access, Web hosting and other value-added services such as Web page design and Web-server co-location. The Company's primary service offerings, dial-up Internet access and Web hosting, are offered in various price and usage plans designed to meet the needs of its customers. MindSpring's subscribers use their accounts for, among other things, communicating, retrieving information, and publishing information on the Internet. To facilitate this usage, MindSpring offers a complete set of the most popular Internet applications including electronic mail, World Wide Web access, Network News, File Transfer Protocol and Internet Relay Chat.

     The Company offers local Internet access to subscribers either through Company-owned POPs or through access to POPs owned and operated by third parties with which the Company has network service agreements. Through these service agreements, the Company has the flexibility to offer Internet access through a Company-owned POP, a third-party network provider's POP or a combination thereof. Recently, the Company has increased the number of subscribers accessing Company-owned POPs in an effort to control quality and cost.

MINDSPRING STRATEGY

     MindSpring's objective is to strengthen its position as a leading national provider of high quality Internet access, Web hosting and other value-added services to individuals and small businesses. Key elements to the Company's business strategy include:

     Continue to provide superior customer service and technical support. Because the Internet is an evolving and growing medium, the number of potential problems subscribers may face is enormous. The Company believes that even sophisticated subscribers periodically encounter problems as applications designed for the Internet proliferate. Consequently, the Company focuses on providing high levels of customer service and technical support in an effort to achieve maximum levels of customer satisfaction. As a result, the Company has low churn rates and experiences significant subscriber growth from customer referrals. In addition, the Company has received numerous customer service awards, including being named ISP with the best customer support by PC World magazine in December 1997. To ensure a high level of customer service and technical support, one of the Company's priorities is to maintain a sufficient number of qualified service and support personnel. In this regard, over half of the Company's employees are engaged in this capacity. The Company's technical support staff is highly trained in the use of MindSpring's starter-kit software and the Internet and is available 24 hours a day, seven days a week.

     Efficiently expand national network. The Company intends to continue to efficiently increase the capacity and geographic reach of its network in order to support subscriber growth, enter new markets and accommodate increased customer usage. The Company pursues a hybrid network strategy of owning POPs in mature markets where the Company can cost-effectively deliver high quality access services and leasing POPs and capacity from third-party network service providers in new or developing markets. The Company continuously evaluates the economic and strategic benefits of building Company-owned POPs versus leasing third-party POPs in each of its respective markets. This strategy allows MindSpring the flexibility to modify its network cost structure on a market-by-market basis. As of March 31, 1998, approximately 77% of the Company's subscribers accessed the Company's network through a Company-owned POP.

     Expand targeted marketing and distribution activities. The Company plans to expand its targeted marketing and distribution efforts in markets where there is the opportunity for substantial market penetration. The Company believes that high geographic concentrations of subscribers improve network economics and reduce subscriber acquisition costs, thereby resulting in higher margins. While continuing to encourage referrals from existing subscribers, the Company plans to increase its print publication, radio and direct mail advertising in certain targeted metropolitan areas throughout the U.S. In addition, the Company will continue to pursue nationwide strategic alliances and retail opportunities to broaden its distribution. The Company currently has such relationships with, among others, Microsoft Corporation, The 3Com Corporation and Ziff-Davis, Inc.

     Increase revenues from value-added services. The Company intends to continue to leverage its current sales, marketing and network capabilities to create additional revenue opportunities from value-added services such as Web hosting, Web page design and co-location services. Value-added services include the fastest growing segments of the Internet marketplace and are projected to grow in the United States from approximately $352.0 million in 1997 to approximately $7.0 billion by the year 2000. The Company, which began offering Web hosting in 1995, had approximately 12,000 Web hosting customers as of March 31, 1998.

Business Services revenues, which consist predominantly of Web hosting, represent approximately 15% of the Company's revenues. The Company will continue to aggressively market value-added services in order to increase its participation in these higher end and faster growing segments of the Internet marketplace.

     Engage in selected acquisitions. Since early 1996, the Company has supplemented its expansion efforts through selected acquisitions of businesses and subscriber accounts. As the Company continues to expand, it may in the future acquire additional subscriber accounts and complementary businesses. According to industry sources, the ISP market is undergoing consolidation as performance, reliability, and support expectations prevent smaller ISPs from scaling up to remain competitive on a national or regional basis. As a result, the Company intends to evaluate acquisition opportunities as they become available.

                                  THE OFFERING

Common Stock offered by the Company.............   1,000,000 shares

Common Stock offered by the Selling
  Stockholders..................................     650,000 shares

Total Common Stock offered hereby...............   1,650,000 shares

Common Stock to be outstanding after the
  Offering (1)..................................   8,562,329 shares

Use of proceeds.................................   The net proceeds from the
                                                   Offering will be used to fund
                                                   expansion of the Company's
                                                   business, for additional
                                                   working capital and general
                                                   corporate purposes and for
                                                   possible strategic
                                                   acquisitions of subscriber
                                                   accounts and complementary
                                                   businesses. The Company will
                                                   not receive any of the net
                                                   proceeds from the sale of the
                                                   Common Stock to be offered by
                                                   the Selling Stockholders. See
                                                   "Use of Proceeds."

Nasdaq National Market Symbol...................   MSPG
------------------------------

(1) Based on the number of shares of Common Stock outstanding as of April 15, 1998. Does not include: (a) 629,232 shares of Common Stock issuable upon exercise of stock options granted to directors, officers and employees of the Company as of April 15, 1998 at prices ranging from $0.64 to $65.563 per share; or (b) 247,500 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary historical financial and operating data set forth below should be read in conjunction with "Use of Proceeds," "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto and other financial and operating data included elsewhere in this Prospectus.

                                                                                                THREE MONTHS
                                                     FISCAL YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                               -------------------------------------------   -------------------
                                               INCEPTION
                                               PERIOD (1)     1995       1996       1997       1997       1998
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Access...................................    $   70     $ 1,455    $13,420    $40,925    $ 7,356    $16,992
    Business services........................        --         260      2,286      7,711      1,424      3,173
    Subscribers start-up fees................        33         512      2,426      3,920      1,000      1,219
                                                 ------     -------    -------    -------    -------    -------
         Total revenues......................       103       2,227     18,132     52,556      9,780     21,384
  Cost and expenses:
    Cost of revenues -- recurring............        37         627      6,332     15,203      3,169      5,990
    Cost of subscriber start-up fees.........        15         339      1,876      1,619        365        617
    Selling, general and administrative......       121       2,230     14,161     30,784      6,923     10,852
    Depreciation and amortization............         5         265      3,285      8,695      1,828      2,872
                                                 ------     -------    -------    -------    -------    -------
         Total operating expenses............       178       3,461     25,654     56,301     12,285     20,331
                                                 ------     -------    -------    -------    -------    -------
  Operating gain (loss)......................       (75)     (1,234)    (7,522)    (3,745)    (2,505)     1,053
  Interest income (expense), net.............        --        (725)       (90)      (338)       (20)      (163)
                                                 ------     -------    -------    -------    -------    -------
  Income before income taxes.................       (75)     (1,959)    (7,612)    (4,083)    (2,525)       890
  Income tax provision.......................        --          --         --         --         --        (30)
                                                 ------     -------    -------    -------    -------    -------
  Net income (loss)..........................    $  (75)    $(1,959)   $(7,612)   $(4,083)   $(2,525)   $   860
                                                 ======     =======    =======    =======    =======    =======
  Diluted earnings (loss) per share..........               $ (0.59)   $ (1.45)   $ (0.54)   $ (0.34)   $  0.11
  Pro forma diluted earnings per share (2)...                                                              0.10
  Diluted weighted average common shares
    outstanding..............................                 3,310      5,253      7,514      7,478      8,044
OTHER OPERATING DATA:
  Approximate number of subscribers at end of
    period...................................     1,000      12,000    122,000    278,000    153,000    341,000
  Approximate number of employees at end of
    period...................................         8          95        321        502        365        602
  EBITDA (3).................................    $  (70)    $  (969)   $(4,237)   $ 4,950    $  (677)   $ 3,925
  EBITDA margin (3)..........................       (68)%       (44)%      (23)%        9%        (7)%       18%

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                              HISTORICAL   AS ADJUSTED (2)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $ 8,866        $ 73,588
  Working capital...........................................    (7,410)         57,312
  Total assets..............................................    46,004         110,726
  Total debt, including current maturities..................     8,742           8,742
  Total stockholders' equity................................    22,385          87,107

------------------------------

(1) The Inception Period is the period from February 24, 1994 (inception) to December 31, 1994.

(2) Adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby at a price to the public of $68.625 per share. Assumes an increase to cash and cash equivalents and working capital of $64.7 million upon completion of the Offering, which amount equals the aggregate estimated net proceeds of the Offering. See "Use of Proceeds" for a description of the Company's specific plans for application of the net proceeds from the Offering.

(3) EBITDA represents operating gain (loss) plus depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing the Company's operating performance, financial position and cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, together with the information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby. The following factors and other information set forth in this Prospectus contain certain forward-looking statements involving risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; OPERATING LOSSES

     The Company was incorporated on February 24, 1994 and began offering Internet access in June 1994. The Company has experienced annual operating losses since its inception, although it generated positive cash flows from operations during 1997 and had profitable quarters in the fourth quarter of 1997 and the first quarter of 1998. The Company has had net losses of approximately $1,959,000, $7,612,000, and $4,083,000 for the years ended December 31, 1995,
1996, and 1997, respectively. As of March 31, 1998, the Company had an accumulated deficit of approximately $12,869,000. The Company's ability to maintain profitability and positive cash flow is dependent upon a number of factors, including the Company's ability to increase revenue while maintaining or reducing per subscriber costs by achieving economies of scale. There can be no assurance that the Company will be successful in increasing or maintaining revenue or achieving or sustaining economies of scale and positive cash flow in the future, and any such failure could have a material adverse effect on the Company's business, financial condition, and results of operations. See
"-- Factors Affecting Operating Results; Potential Fluctuations in Quarterly Results," and "Business -- Competition."

FACTORS AFFECTING OPERATING RESULTS; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's future success depends on a number of factors, many of which are beyond the Company's control. These factors include, among others, the rates of and costs associated with new subscriber acquisitions, subscriber retention, capital expenditures, and other costs relating to the expansion of operations; the timing of new product and service announcements; changes in the Company's pricing policies and those of its competitors; market acceptance of new and enhanced versions of the Company's products and services; changes in operating expenses; changes in the Company's strategy; personnel changes; the introduction of alternative technologies; the viability of the Company's arrangements with third-party network providers under their services agreements; and the effect of potential acquisitions, increased competition in the Company's markets, and other general economic factors.

     The Company's operating results, cash flows, and liquidity may fluctuate significantly in the future. The Company's revenue depends on its ability to attract and retain subscribers who purchase access or other services on a month-to-month basis. MindSpring generally offers its new subscribers a 30-day money-back satisfaction guarantee, and subscribers have the option of discontinuing their service at the end of any given month for any reason. The Company's expense levels are based, in part, on its expectations as to future revenue. To the extent that revenue is below expectations, the Company may be unable or unwilling to reduce expenses proportionately, and operating results, cash flows, and liquidity are likely to be adversely affected. Due to all of the foregoing factors, it is likely that in some future quarter, the Company's operating results and/or growth rate will be below the expectations of public market analysts and investors. In such event, the market price of the Common Stock will likely be materially adversely affected.

MANAGEMENT AND RISKS OF GROWTH

     The rapid execution necessary for the Company to fully exploit the market for its products and services requires an effective planning and management process. MindSpring's rapid growth has in the past placed, and may in the future place, a significant strain on the Company's managerial, operational, and financial resources. In order to effectively manage its operations, the Company will be required to continue to implement and improve its operational, financial, and management information systems and to identify, attract, train, integrate, and retain qualified personnel. These demands will require the addition of new management personnel and the development of additional expertise by existing management. In particular, the successful integration of newly acquired assets and the implementation of a nationwide strategy and network will require close monitoring of service quality (particularly through third-party POPs) and, to the extent management deems necessary, identification and acquisition of physical sites, acquisition and installation of necessary equipment and telecommunications facilities, implementation of marketing efforts in new as well as existing markets, employment of qualified personnel to provide technical and marketing support for such sites, and continued expansion of the Company's managerial, operational, and financial resources to support such development. The demands on the Company's customer service and technical support resources have grown rapidly due to the Company's rapidly expanding subscriber base. There can be no assurance that the Company's customer service and technical support or other resources will be sufficient to manage any future growth in the Company's business or that the Company will be able to implement its expansion program in whole or in part.

RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS

     The market for Internet access is characterized by rapidly changing technology, evolving industry standards, changes in subscriber needs, and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, and to enhance its existing services and develop new services to meet changing subscriber needs on a timely and cost-effective basis. There can be no assurance that the Company will be successful in using new technologies effectively, in developing new services, or in enhancing existing services on a timely basis or that such new technologies or enhancements will achieve market acceptance.

     The Company believes that its ability to compete successfully is also dependent upon the continued compatibility and interoperability of its services with products and architectures offered by various vendors. Although the Company intends to support emerging standards in the market for Internet access, there can be no assurance that industry standards will be established or, if they become established, that the Company will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. In addition, there can be no assurance that services or technologies developed by others will not render the Company's services or technology noncompetitive or obsolete.

     The Company is also at risk to fundamental changes in the way Internet access is delivered. Currently, Internet services are accessed primarily by computers connected by telephone lines. Several companies have developed cable television modems. These cable television modems have the ability to transmit data at substantially faster speeds than the modems the Company and its subscribers currently use. As the Internet becomes accessible through these cable television modems and by screen-based telephones, wireless products, televisions, and other consumer electronic devices or as subscriber requirements change the way Internet access is provided, the Company will have to develop new technology or modify its existing technology to accommodate these developments. The Company's pursuit of these technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its Internet access business to alternate access devices and conduits.

NEED FOR ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS

     The Company must continue to enhance and develop its network in order to maintain its competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing. Despite the availability of additional network capacity from third-party network providers, the Company intends to maintain the flexibility to expand or open MindSpring POPs or make other capital investments as and where subscriber demand or strategic considerations may warrant. Opening new MindSpring POPs entails significant capital equipment expenditures as well as initial commitments for leased telecommunications facilities and advertising. In addition, the nationwide expansion of the Company's subscriber base is likely to require additional capital equipment expenditures to maintain the high speed and reliability of the Company's Internet access services. In the event the net proceeds from the Offering, cash on hand, and cash generated from operations are not sufficient to meet these cash requirements the Company will need to seek alternative sources of financing to carry out its growth and operating plans. The Company may need to raise additional capital from public or private equity or debt sources in order to: (i) fund growth, operating losses, increases in expenses or cash requirements; (ii) take advantage of unanticipated opportunities, such as major strategic alliances or other special marketing opportunities, acquisitions of complementary businesses or assets, or the development of new products; or (iii) otherwise respond to unanticipated developments or competitive pressures. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all. Such financings may be upon terms that are dilutive or potentially dilutive to the Company's stockholders. If alternative sources of financing are required, but are insufficient or unavailable, the Company will be required to modify its growth and operating plans in accordance with the extent of available funding and attempt to attain profitability in its existing markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON NETWORK INFRASTRUCTURE; CAPACITY; DEPENDENCE ON THIRD PARTY PROVIDERS; RISK OF SYSTEM FAILURE

     The future success of the Company's business will depend on the capacity, reliability, and security of its network infrastructure, including the third-party POPs. The Company will have to expand and adapt its network infrastructure as the number of subscribers and the amount and type of information they wish to transfer increase. Such expansion and adaptation of the Company's network infrastructure will require substantial financial, operational, and management resources. There can be no assurance that the Company will be able to expand or adapt its network infrastructure to meet additional demand or changing subscriber requirements on a timely basis and at a commercially reasonable cost, or at all.

     Capacity constraints have occurred and may occur in the future, both at the level of particular POPs (affecting only subscribers attempting to use the particular POP) and in connection with systemwide services (such as e-mail and news group services). From time to time, the Company has experienced delayed delivery from suppliers of new telephone lines, modems, terminal servers, and other equipment. If delays of this nature are severe, all incoming modem lines may become full during peak times, resulting in busy signals for subscribers who are trying to connect to MindSpring. Further, if the Company does not maintain sufficient bandwidth capacity in its network connections, subscribers will perceive a general slowdown of all services on the Internet. In order to protect the service levels for current members, the Company will sometimes temporarily delay adding new subscribers in cities experiencing significant capacity constraints until such capacity constraints can been alleviated. Similar problems can occur if the Company is unable to expand the capacity of its information servers (for e-mail, news, and the World Wide Web) fast enough to keep up with demand from the Company's rapidly expanding subscriber base. If the capacity of such servers is exceeded, subscribers will experience delays when trying to use a particular service. While the Company's objective is to maintain excess capacity, any failure of the Company to expand or enhance its network infrastructure on a timely basis or to adapt it to an expanding subscriber base, changing subscriber requirements, or evolving industry standards could materially adversely affect the Company's business, financial condition, and results of operations.

     In addition, the Company provides Internet access exclusively through third-party POPs in a significant number of markets. The inability or unwillingness of any such third-party to provide POP access to MindSpring's subscribers or the Company's inability to secure alternative POP arrangements upon partial or complete termination of a third-party network provider agreement or other loss of access to such POPs could significantly limit the Company's ability to provide Internet access to its subscribers and could limit the Company's ability to further expand nationally, which could, in turn, have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that, if access to third-party POPs is lost, any alternative arrangements will be available if and when the Company requires them or, if available, that such arrangements will be on terms acceptable to the Company. The Company does not currently have any plans or commitments with respect to such alternative POP arrangements. Moreover, while the third-party providers are contractually obligated to provide commercially reliable service to MindSpring's subscribers with a significant assurance of accessibility to the Internet, there can be no assurance that such services or Internet access will meet the Company's requirements, which could materially adversely affect the Company's business, financial condition, and results of operations.

     The Company's operations and services are dependent on the extent to which the computer equipment of the Company and its third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of the Company's computer equipment, including critical equipment dedicated to its Internet access services, is located at a single facility in Atlanta, Georgia. A significant amount of critical equipment is also located at the Company's call center near Harrisburg, Pennsylvania (the "Harrisburg Facility"). Despite precautions taken by the Company and its third-party network providers (over which the Company has no control), the occurrence of a natural disaster or other unanticipated problems at the Company's headquarters, network hub, the Harrisburg Facility, or a MindSpring or third-party network provider POP could cause interruptions in the services provided by the Company. In the event of disruptions in such third-party networks, the Company may have no means of replacing these services on a timely basis or at all in the event of such disruption. Any accident, incident, system failure, or discontinuance of operations involving a third-party network that causes interruptions in the Company's operations could have a material adverse effect on the Company's ability to provide Internet services to its subscribers and, in turn, on the Company's business, financial condition, and results of operations. In addition, failure of the Company's telecommunications providers to provide the data communications capacity required by the Company as a result of a natural disaster, operational disruption or for any other reason could cause interruptions in the services provided by the Company. See "Business -- Network Infrastructure." The Company does not currently maintain fully redundant or back-up Internet services or backbone facilities or other fully redundant computing and telecommunications facilities. Any accident, incident, or system failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's ability to provide Internet services to its subscribers and, in turn, on the Company's business, financial condition, and results of operations. See "-- Dependence on Telecommunications Carriers and Other Suppliers" and
"-- Security Risks."

DEPENDENCE ON TELECOMMUNICATIONS CARRIERS AND OTHER SUPPLIERS

     The Company relies on local telephone companies and other companies to provide data communications capacity via local telecommunications lines and leased long-distance lines. The Company is subject to potential disruptions or capacity constraints in these telecommunications services and may have no means of replacing these services, on a timely basis or at all, in the event of such disruption or capacity constraints. In addition, local phone service is sometimes available only from the local monopoly telephone company in each of the markets served by the Company. Management believes that the Telecommunications Act of 1996 generally will lead to increased competition in the provision of local telephone service, but the Company cannot predict the timing or extent of any such developments or the effect thereof on pricing or supply.

     The Company is dependent on certain third-party suppliers of hardware components. Certain components used by the Company in providing its networking services are currently acquired from only one source, including modems and terminal servers manufactured by 3Com, Inc. and high-performance routers manufactured by Cisco Systems, Inc. Expansion of network infrastructure by the Company and others is placing, and will continue to place, a significant demand on the Company's suppliers, some of which have limited resources and production capacity. Failure of the Company's suppliers to adjust to meet such increasing demand may prevent them from continuing to supply components and products in the quantities, at the quality levels and at the times required by the Company, or at all. The Company's inability to develop alternative sources of supply, if required, could result in delays and increased costs in expanding the Company's network infrastructure.

     The Company's suppliers and telecommunications carriers also sell or lease products and services to the Company's competitors and may be, or in the future may become, competitors of the Company themselves. There can be no assurance that the Company's suppliers and telecommunications carriers will not enter into exclusive arrangements with the Company's competitors or stop selling or leasing their products or services to the Company at commercially reasonable prices or at all.

SECURITY RISKS

     The future success of the Company's business will depend on the security of the Company's network and, in part, on the security of the network infrastructures of its third-party providers (over which the Company has no control). Despite the implementation of security measures, both MindSpring's and its third-party network providers' infrastructures are vulnerable to computer viruses or similar disruptive problems caused by their subscribers or other Internet users. Computer viruses or problems caused by third parties (such as the sending of excessive volumes of unsolicited bulk e-mail) could lead to interruptions, delays, or cessation in service to MindSpring's subscribers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of the Company or its subscribers, which could cause losses to the Company or its subscribers or deter certain persons from subscribing to the Company's services. Such inappropriate use of the Internet would include attempting to gain unauthorized access to information or systems, commonly known as "cracking" or "hacking." Although the Company intends to continue to implement security measures, such measures have been circumvented in the past, and there can be no assurance that measures implemented by the Company or its third-party network providers will not be circumvented in the future. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays, or cessation in service to the Company's subscribers, which could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, the Company expects that its subscribers will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. There can be no assurance that subscribers or others will not assert claims of liability against the Company as a result of any such failure. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential subscribers may inhibit the growth of the Internet service industry in general and MindSpring's subscriber base and revenue in particular.

COMPETITION

     The markets for the provision of Internet access and Web hosting services to individuals and small businesses is extremely competitive and highly fragmented. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company believes that the primary competitive factors determining success in these markets are a reputation for reliability and service, effective customer support, pricing, easy-to-use software, and geographic coverage. Other important factors include the timing of introductions of new products and services and industry and general economic trends. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, and results of operations.

     The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. In addition, every local market the Company has entered or intends to enter is served by multiple local Internet access providers. The Company currently competes or expects to compete with the following types of companies: (i) national commercial Internet access providers, such as EarthLink Network, Inc., (ii) established on-line commercial information service providers, such as America Online, Inc., (iii) numerous regional and local commercial Internet access providers which vary widely in quality, service offerings, and pricing, (iv) national and regional Web hosting companies that focus primarily on providing Web hosting services,
(v) cable operators, (vi) national long-distance carriers, such as AT&T Corp. and MCI Communications Corporation, (vii) regional telephone companies, (viii) computer hardware and software and other technology companies, such as International Business Machines Corporation and Microsoft Corporation, and (ix) nonprofit or educational Internet access providers.

     The Company believes that new competitors, including large computer hardware and software, media, and telecommunications companies, will continue to enter the Internet access and Web hosting markets. In addition, as consumer awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access and Web hosting services, resulting in even greater competition for the Company. In addition, telecommunications companies may be able to offer customers reduced communications costs in connection with such services, reducing the overall cost of their Internet access and Web hosting solutions and significantly increasing pricing pressures on the Company. The ability of the Company's competitors to enter into strategic alliances or joint ventures or to bundle services and products with Internet access or Web hosting could also put the Company at a significant competitive disadvantage. Competition could result in increased selling and marketing expenses, related subscriber acquisition costs, and increased subscriber attrition, all of which could adversely affect the Company's business, financial condition, and results of operations. There can be no assurance that the Company will be able to offset the effects of any such increased costs through an increase in the number of its subscribers or higher revenue from enhanced services or that the Company will have the resources to continue to compete successfully.

     Moreover, the Company faces competition from companies that provide broadband connections to consumers' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, and wireless communications companies. For example, technologies have been developed that enable cable television operators to offer high-speed Internet access through their cable facilities. These broadband technologies promise significantly faster access rates than existing modem speeds. Such companies may include Internet access or Web hosting in their basic bundle of services or may offer such access for a nominal additional charge and could prevent the Company from delivering Internet access through the wire and cable connections that such companies own. Any such developments could materially adversely affect the Company's business, financial condition, and results of operations.

     The Company does not currently compete internationally. To the extent that the ability to provide Internet access internationally becomes a competitive advantage in the Internet access industry, the Company may be at a competitive disadvantage relative to other competitors.

PROPRIETARY RIGHTS; INFRINGEMENT CLAIMS

     The Company's success depends in part upon its software and related documentation. The Company principally relies upon copyright, trade secret, and contract laws to protect its proprietary technology. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. See "Business -- Proprietary Rights."

     The Company has obtained permission and, in certain cases, licenses from each manufacturer of the software that the Company bundles in its front-end software product for subscribers. Although the Company does not believe that the software or the trademarks it uses infringe on the proprietary rights of any third parties, there can be no assurance that third parties will not assert such claims against the Company in the future or that such claims will not be successful. The Company could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights, which could materially adversely affect the Company's business, financial condition, and results of operations. Parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block the Company's ability to license its products in the United States or abroad. Such a judgment could have a material adverse effect on the Company's business, financial condition, and results of operations. In the event a claim relating to proprietary technology or information is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that licenses could be extended or obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain the necessary licenses or other rights could materially adversely affect the Company's business, financial condition, and results of operations. See "Business -- Proprietary
Rights -- Licenses."

RISKS ASSOCIATED WITH ACQUISITIONS AND PURCHASES OF SUBSCRIBER ACCOUNTS

     As part of its business strategy, the Company will continue to evaluate strategic acquisitions of businesses and subscriber accounts principally relating to its current operations. Such transactions commonly involve certain risks, including, among others, the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business; the possible inability of management to maximize the financial and strategic position of the Company by the successful incorporation of acquired technology and rights into the Company's service offerings and to maintain uniform standards, controls, procedures, and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees and subscribers as a result of changes in management. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with future transactions. In addition, any such transactions could materially adversely affect the Company's operating results due to dilutive issuances of equity securities, the incurrence of additional debt, and the amortization of expenses related to goodwill and other intangible assets, if any.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends upon the continued efforts of its senior management team and its technical, marketing, and sales personnel. Such employees may voluntarily terminate their employment with the Company at any time. The Company's success also depends on its ability to attract and retain additional highly qualified management, technical, marketing, and sales personnel. The process of hiring employees with the combination of skills and attributes required to carry out the Company's strategy can be extremely competitive and time-consuming. There can be no assurance that the Company will be able to retain or integrate existing personnel or identify and hire additional personnel. The loss of the services of key personnel or the inability to attract additional qualified personnel could materially adversely affect the Company's business, financial condition, and results of operations.

CONTROL OF COMPANY

     As of April 15, 1998, ITC Holding Company, Inc. ("ITC Holding"), through an indirect wholly owned subsidiary, beneficially owned approximately 30.1% and the Company's executive officers and directors beneficially owned an aggregate of approximately 14.4% of the outstanding voting stock of the Company. Upon completion of the Offering, based on beneficial ownership as of April 15, 1998, ITC Holding and the Company's executive officers and directors would beneficially own approximately 20.7% and 11.0% of the outstanding voting stock of the Company (20.1% and 10.7%, respectively, assuming the Underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, are able to exercise significant control over most matters requiring approval by the stockholders of the Company, including the election of a majority of the directors and the approval of significant corporate matters, such as certain change-of-control transactions. ITC Holding, through its indirect wholly owned subsidiary, has pledged all of its stock in the Company to certain lenders in connection with a credit facility. In the event of a default by ITC Holding's wholly owned subsidiaries under such credit facility, the lenders or another third-party may obtain ownership of all of ITC Holding's stock in the Company. In addition, the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") authorizes the Board of Directors of the Company (the "Board of Directors") to provide for the issuance of shares of preferred stock of the Company, in one or more series, which the Board of Directors could issue without further stockholder approval and upon such terms and conditions and having such rights, privileges, and preferences as the Board of Directors may determine. The Company has no current plans to issue any such preferred stock. These factors could have the effect of delaying, deferring, dissuading, or preventing a change of control of the Company.

POTENTIAL CONFLICTS OF INTEREST

     ITC Holding, as a significant stockholder of the Company, and Campbell B. Lanier, III, William H. Scott, III, and O. Gene Gabbard, who are directors, stockholders, and officers of ITC Holding and directors of the Company, are in positions involving the possibility of conflicts of interest with respect to certain transactions concerning the Company. Certain decisions concerning the operations or financial structure of the Company may present conflicts of interest between the Company and ITC Holding and/or its affiliates. For example, if the Company is required to raise additional capital from public or private sources in order to finance its anticipated growth and contemplated capital expenditures, the interests of the Company might conflict with those of ITC Holding and/or its affiliates with respect to the particular type of financing sought. In addition, the Company may have an interest in pursuing acquisitions, divestitures, financings, or other transactions that, in the Company's judgment, could be beneficial to the Company, even though such transactions might conflict with the interests of ITC Holding and/or its affiliates. If such conflicts do occur, ITC Holding and its affiliates may exercise their influence in their own best interests.

     The Company currently engages and expects in the future to engage in transactions with ITC Holding and/or its affiliates. In addition, the Company provides Internet access to various companies controlled by ITC Holding, although the revenue the Company derives from these sources is not substantial. The Company has adopted a policy requiring that any material transaction between the Company and persons or entities affiliated with officers, directors, or principal stockholders of the Company be on terms no less favorable to the Company than reasonably could have been obtained in arm's-length transactions with independent third parties. The Company believes that each current transaction in which it is engaged with an affiliate complies with this policy.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Restated Certificate, the Company's Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law (the "Delaware Corporation Law") could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer, or proxy contest involving the Company or could discourage a third-party from attempting to acquire control of the Company, even if such events would be beneficial to the interests of the stockholders. In particular, the classification of the Board of Directors could have the effect of delaying a change in control of the Company. In addition, the Restated Certificate authorizes the Board of Directors to provide for the issuance of shares of preferred stock of the Company, in one or more series, which the Board of Directors could issue without further stockholder approval and upon such terms and conditions and having such rights, privileges, and preferences as the Board of Directors may determine. The Company has no current plans to issue any such preferred stock. The Company is also subject to the provisions of Section 203 of the Delaware Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless certain conditions are met.

GOVERNMENT REGULATION

     The Company provides Internet access, in part, through transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. The Company, as an Internet access provider, is not currently subject to direct regulation by the Federal Communications Commission (the "FCC") or any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996.

     The consequence of this finding is that the Company is not subject to regulations applicable to telephone companies and similar carriers. The Company also is not required to contribute a percentage of its gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and certain health care providers. The FCC action is also likely to discourage states from regulating Internet access providers as telecommunications carriers or imposing similar subsidy obligations.

     Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that the Company could be exposed to regulation in the future. For example, in the same report to Congress the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone services should be subject to the universal service support obligations discussed above, or pay carrier access charges on the same basis as traditional telecommunications companies. Access charges are assessed by local telephone companies to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. The Company has no current plans to install gateway equipment and offer telephony, and so does not believe it would be directly affected by these developments. However, it cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet access providers.

     The law relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. Although no claims seeking to impose such liability have been asserted against the Company to date, there can be no assurance that such claims will not be asserted in the future or, if asserted, will not be successful. As the law in this area develops, the potential imposition of liability upon the Company for information carried on and disseminated through its network could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. Any costs that are incurred as a result of contesting any such asserted claims or the consequent imposition of liability could materially adversely affect the Company's business, financial condition, and results of operations.

     Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. The Company cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition, and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on the Company's business, financial condition, and results of operations.

THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that the Year 2000 issue will have a material effect on its programs and computer systems, but will continue to assess the potential impact of the Year 2000 issue on its reporting and operating systems. Due to the proprietary nature of many of the Company's operating platforms, including its billing and accounts receivable systems, the Company has limited reliance on external vendors that might be vulnerable to Year 2000 problems. To the extent that the Company does rely on external vendors with Year 2000 exposure, however, any failure by such vendors to resolve any Year 2000 issues on a timely basis or in a manner that is compatible with the Company's systems could have a material adverse effect on the Company. The Company has begun to ask its third-party network providers about their progress in identifying and addressing problems that their computer systems may face in correctly processing data information related to the Year 2000. Preliminary indications are that the Company's third-party network services providers are, or will be, Year 2000 compliant, although the Company has not undertaken an in-depth evaluation of such providers in relation to the Year 2000 issue. Any failure on the part of such third-party network providers to become Year 2000 compliant on a timely basis or in a manner that is compatible with the Company's systems could have a material adverse effect on the Company.

VOLATILITY OF STOCK PRICE

     Since the Common Stock has been publicly traded, the market price of the Common Stock has fluctuated over a wide range and may continue to do so in the future. See "Price Range of Common Stock and Dividend Policy." The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market for the Common Stock, quarterly variations in actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry (including demand for Internet access), announcements by competitors, regulatory actions, and general economic conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of high-technology companies and which may be unrelated to the operating performance of particular companies. Furthermore, the Company's operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event could result in a material adverse effect on the price of the Common Stock.

ABSENCE OF CASH DIVIDENDS

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of Common Stock offered hereby are estimated to be approximately $64.7 million (approximately $80.8 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions, and after deducting other fees and expenses payable by the Company of approximately $300,000. The Company intends to use the net proceeds from the Offering to fund expansion of the Company's business, including for additional working capital and general corporate purposes. In addition, the Company may apply a portion of the net proceeds of the Offering to acquire complementary businesses, subscriber accounts, products or technologies. As part of its ongoing corporate development activities, the Company expects that it will continue to consider acquisition opportunities. There can be no assurance, however, that suitable acquisition candidates will be identified or that any acquisition will be consummated.

     The Company currently intends to allocate substantial proceeds to each of the foregoing categories. However, the precise allocation of funds among these uses will depend on future technological, regulatory and other developments in or affecting the Company's business, the competitive climate in which it operates and the emergence of future opportunities. Pending such uses, the Company intends to invest such proceeds in short-term, interest-bearing securities.

     The net proceeds from the sale of the Common Stock to be offered by the Selling Stockholders are estimated to be approximately $42.3 million, after deducting estimated underwriting discounts and commissions. The Company will not receive any of the net proceeds from the sale of the Common Stock to be offered by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company completed its initial public offering on March 14, 1996, at a price per share of Common Stock of $8.00. Since that date, the Common Stock has traded on the Nasdaq National Market under the symbol "MSPG." The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market.

                            1996                               HIGH     LOW
First Quarter (from March 14, 1996).........................  $ 8.88   $ 7.88
Second Quarter..............................................   13.00     7.88
Third Quarter...............................................   12.75     8.38
Fourth Quarter..............................................   11.75     5.25
                            1997                               HIGH     LOW
First Quarter...............................................  $10.25   $ 5.75
Second Quarter..............................................   11.38     6.63
Third Quarter...............................................   24.63    10.63
Fourth Quarter..............................................   34.63    18.25
                            1998                               HIGH     LOW
First Quarter...............................................  $69.00   $27.63
Second Quarter (through April 29, 1998).....................   85.25    60.63

     On April 29, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $68.63 per share. At April 29, 1998, there were 254 holders of record of the Common Stock.

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. It is the current policy of the Board of Directors to retain earnings to finance the expansion of the Company's operations. Future declaration and payment of dividends, if any, will be determined in light of the then-current conditions, including the Company's earnings, operations, capital requirements, financial condition, restrictions in financing agreements, and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998: (i) on an actual basis; and (ii) as adjusted to reflect the sale of shares of Common Stock offered hereby (at a price to the public of $68.625 per share). This table should be read in conjunction with "Selected Financial and Operating Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto and other financial and operating data included elsewhere in this Prospectus.

                                                                   MARCH 31, 1998
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                               (DOLLARS IN THOUSANDS)
Cash........................................................   $  8,866     $ 73,588
                                                               ========     ========
Indebtedness (1):
     Capital leases.........................................      7,095        7,095
     Long-term debt.........................................      1,647        1,647
                                                               --------     --------
          Total indebtedness................................      8,742        8,742
                                                               --------     --------
Stockholders' equity:
     Preferred Stock, $0.01 par value, 1,000,000 shares
       authorized; 0 shares issued and outstanding (2)......         --           --
     Common Stock, $.01 par value, 15,000,000 shares
       authorized; 7,557,929 shares issued and outstanding;
       8,557,929 shares issued and outstanding as adjusted
       (3)..................................................         76           86
     Additional paid-in capital (3).........................     35,178       99,890
     Accumulated deficit....................................    (12,869)     (12,869)
                                                               --------     --------
          Total stockholders' equity........................     22,385       87,107
                                                               --------     --------
Total capitalization........................................   $ 31,127     $ 95,849
                                                               ========     ========

------------------------------

(1) Includes current portion of related indebtedness.

(2) Excludes shares of the Company's Class C Preferred Stock, none of which are outstanding. On March 25, 1998, the Board of Directors adopted an amendment to the Company's Restated Certificate of Incorporation to eliminate the Company's Class C Preferred Stock, which proposal will be voted on at the Company's 1998 Annual Meeting of Stockholders. See "Description of Capital Stock."

(3) Excludes 634,027 shares of Common Stock reserved for issuance pursuant to stock options granted as of March 31, 1998.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data for the Company. The selected historical statements of operations data for the period from February 24, 1994 (inception) to December 31, 1994 (the "Inception Period") and the years ended December 31, 1995, 1996 and 1997 and the selected historical balance sheet data as of December 31, 1997 have been derived from financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants, whose report with respect thereto is included elsewhere in this Prospectus. The selected historical statement of operations data for the three months ended March 31, 1997 and March 31, 1998 and the selected historical balance sheet data as of March 31, 1998 have been derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements include all material adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. The results for the three months ended March 31, 1998 are not necessarily indicative of the operating results for the entire year.

     The selected historical financial and operating data set forth below should be read in conjunction with "Summary Financial and Operating Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto and other financial and operating data included elsewhere in this Prospectus.

                                                                                                      THREE MONTHS
                                                              FISCAL YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                          ---------------------------------------   -----------------
                                                          INCEPTION
                                                          PERIOD(1)    1995      1996      1997      1997      1998
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Revenues:
        Access..........................................    $ 70      $ 1,455   $13,420   $40,925   $ 7,356   $16,992
        Business services...............................      --          260     2,286     7,711     1,424     3,173
        Subscribers start-up fees.......................      33          512     2,426     3,920     1,000     1,219
                                                            ----      -------   -------   -------   -------   -------
            Total revenues..............................     103        2,227    18,132    52,556     9,780    21,384
    Cost and expenses:
        Cost of revenues -- recurring...................      37          627     6,332    15,203     3,169     5,990
        Cost of subscriber start-up fees................      15          339     1,876     1,619       365       617
        Selling, general and administrative.............     121        2,230    14,161    30,784     6,923    10,852
        Depreciation and amortization...................       5          265     3,285     8,695     1,828     2,872
                                                            ----      -------   -------   -------   -------   -------
            Total operating expenses....................     178        3,461    25,654    56,301    12,285    20,331
                                                            ----      -------   -------   -------   -------   -------
    Operating gain (loss)...............................     (75)      (1,234)   (7,522)   (3,745)   (2,505)    1,053
    Interest income (expense), net......................      --         (725)      (90)     (338)      (20)     (163)
                                                            ----      -------   -------   -------   -------   -------
    Income (loss) before taxes..........................     (75)      (1,959)   (7,612)   (4,083)   (2,525)      890
    Income tax provision................................      --           --        --        --        --       (30)
                                                            ----      -------   -------   -------   -------   -------
    Net income (loss)...................................    $(75)     $(1,959)  $(7,612)  $(4,083)  $(2,525)  $   860
                                                            ====      =======   =======   =======   =======   =======
PER SHARE DATA:
    Basic earnings (loss) per share.....................              $ (0.68)  $ (1.45)  $ (0.54)  $ (0.34)  $  0.11
    Diluted earnings (loss) per share...................              $ (0.59)  $ (1.45)  $ (0.54)  $ (0.34)  $  0.11
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
    Basic...............................................                2,888     5,253     7,514     7,478     7,545
    Diluted.............................................                3,310     5,253     7,514     7,478     8,044
OTHER OPERATING DATA:
    Approximate number of subscribers at end of
period..................................................   1,000       12,000   122,000   278,000   153,000   341,000
    Approximate number of employees at end of period....       8           95       321       502       365       602
    EBITDA (2)..........................................    $(70)     $  (969)  $(4,237)  $ 4,950   $  (677)  $ 3,925
    EBITDA margin (2)...................................     (68)%        (44)%     (23)%       9%       (7)%      18%

                                                                         DECEMBER 31,
                                                              ----------------------------------   MARCH 31,
                                                              1994    1995      1996      1997       1998
BALANCE SHEET DATA:
    Cash and cash equivalents...............................  $585   $   425   $ 9,653   $ 9,386    $ 8,866
    Working capital.........................................   547    (3,100)    5,027    (5,352)    (7,410)
    Total assets............................................   722     4,845    35,232    44,286     46,004
    Total debt, including current maturities................    --     2,500     4,005     9,740      8,742
    Total stockholders' equity..............................   670       482    25,407    21,413     22,385

------------------------------
(1) The Inception Period is the period from February 24, 1994 (inception) to December 31, 1994.

(2) EBITDA represents operating gain (loss) plus depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing the Company's operating performance, financial position and cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     MindSpring is a leading national Internet access provider that focuses on serving individuals and small businesses. The Company is also a leading provider of Web hosting services, a complement to its Internet access business and one of the fastest growing segments of the Internet marketplace. Through its network of Company-owned and third-party POPs, the Company can offer its services in 45 U.S. states and the District of Columbia via a local telephone call. As of March 31, 1998, the Company served approximately 341,000 subscribers, including approximately 12,000 Web hosting subscribers.

     The Company's services include dial-up Internet access, Web hosting and other value-added services such as Web page design and Web-server co-location. The Company's primary service offerings, dial-up Internet access and Web hosting, are offered in various price and usage plans designed to meet the needs of its customers. The Company offers local Internet access to subscribers either through Company-owned POPs or through access to POPs owned and operated by third parties with which the Company has network service agreements. Through these service agreements, the Company has the flexibility to offer Internet access through a Company-owned POP, a third-party network provider's POP or a combination thereof.

STATEMENT OF OPERATIONS

     The Company derives revenue primarily from monthly subscriptions and start-up fees from individuals for dial-up access to the Internet. Monthly subscription fees vary by billing plan. Under the Company's current pricing plans, customers have a choice of two "flat rate" plans (The Works and Unlimited Access) and two "usage-sensitive" plans (Standard and Light). For the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, the average monthly recurring revenue per dial-up subscriber was approximately $20 (monthly recurring revenue plus usage charges for non-"flat rate" subscribers, divided by total subscribers). Start-up fees for new subscribers vary depending on the promotional method by which the subscriber is acquired, ranging up to a maximum of $25. Aggregate subscriber start-up fees are sufficient to cover the aggregate costs of direct materials, mailing expenses, and licensing fees associated with new subscribers. A majority of the Company's individual subscribers pay their MindSpring fees automatically by pre-authorized monthly charges to the subscriber's credit card.

     In addition, the Company earns revenue by providing Web hosting, domain registration and Web page design services, Web-server co-location and full-time dedicated access connections to the Internet. The Company's Web hosting services allow a business or individual to post information on the World Wide Web so that the information is available to anyone who has access to the Internet. The Company currently offers three price plans for Web hosting subscribers ranging from $19.95 to $99.95 per month. MindSpring had approximately 12,000 Web hosting subscribers as of March 31, 1998. Through its domain registration services, the Company provides subscribers the ability to personalize electronic mail addresses and URLs (Uniform Resource Locators). The services described in this paragraph have been classified as business services in the statements of operations and the "Results of Operations" tables set forth below.

     The Company's costs include (i) costs of revenue that are primarily related to the number of subscribers; (ii) selling, general and administrative expenses that are associated primarily with operations; and (iii) depreciation and amortization, which are related to the size of the Company's network and the deferred costs associated with acquired customer bases.

     Costs of revenue that are primarily related to the number of subscribers include both recurring costs and subscriber start-up expenses. Recurring costs of revenue consist primarily of the costs of telecommunications facilities necessary to provide service to subscribers and certain monthly licensing fees per subscriber for the right to receive and make available certain proprietary on-line services. Telecommunications facilities costs include the costs of providing local telephone lines into each Company-owned POP, costs related to the use of third-party networks pursuant to services agreements, and costs associated with leased lines connecting each Company-owned POP and third-party network to the Company's hub and connecting the Company's hub to the Internet backbone. For a discussion of the Company's network services agreement with PSINet Inc. ("PSINet") (the "PSINet Services Agreement"), see Notes 3 and 7 of Notes to Financial Statements. Start-up expenses for each subscriber include one-time license fees paid to third parties for the right to bundle other capabilities into the Company's software, cost of diskettes and other product media, manuals, and packaging and delivery costs associated with the materials provided to new subscribers. The Company does not defer any such subscriber start-up expenses.

     Selling, general and administrative costs are incurred in the areas of sales and marketing, customer support, network operations and maintenance, engineering, accounting and administration. Selling, general and administrative costs will increase over time as the Company's scope of operations increases. However, the Company expects that such costs will be more than offset by anticipated increases in revenue attributable to overall subscriber growth. In addition, significant levels of marketing activity may be necessary in order for the Company to build or increase its subscriber base in a given market to a size large enough to generate sufficient revenue to offset such marketing expenses. The Company may determine to significantly increase the level of marketing activity in order to increase the rate of subscription growth. Any such increase would have a short-term negative impact on earnings. The Company does not defer any start-up expenses related to entering new markets.

     As the Company expands into new markets, both costs of revenue and selling, general and administrative expenses will increase. To the extent the Company opens MindSpring POPs in new markets, such expenses may also increase as a percentage of revenue in the short term after a new MindSpring POP is opened because many of the fixed costs of providing service in a new market are incurred before significant revenue can be expected from that market. However, to the extent that the Company expands into new markets by using third-party POPs instead of opening its own POPs, the Company's incremental monthly recurring costs will consist primarily of the fees to be paid to third parties pursuant to network service agreements. The margins on such subscribers will initially be higher than if the Company had developed its own POP in new markets. Once a new market matures, costs of revenue as a percentage of revenue will tend to be higher in markets served through utilization of purchased network services rather than Company-owned POPs, since the full costs of utilizing such network services is included in costs of revenue while a portion of the costs of utilizing Company-owned POPs is included in depreciation and amortization and because, subject to local area telecommunications charges, the Company can provide services at a lower cost on its own POPs when certain economies of scale are achieved.

     The Company has added, and may in the future continue to add, MindSpring subscribers by purchasing customer bases from other Internet service providers. The Company amortizes such purchased customer bases using the straight-line method over a period of three years, commencing when the purchase is completed. Customer base purchases and related amortization for the year ended December 31, 1997 and the three months ended March 31, 1998 were not material to the Company's results of operations.

     While the Company has experienced annual operating losses since its inception as a result of efforts to build its network infrastructure and internal staffing, develop its systems, and expand into new markets, it generated positive cash flows from operations during 1997 and had profitable quarters in the fourth quarter of 1997 and the first quarter of 1998. The Company expects to continue to focus on increasing its subscriber base, which will cause its costs of revenue, selling, general and administrative expenses and capital expenditures to increase in addition to its revenues. There can be no assurance, however, that growth in the Company's revenue or subscriber base will continue or that the Company will be able to sustain profitability or positive cash flows.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's Statement of Operations as a percentage of revenue. Operating results for any period are not necessarily indicative of results for any future period.

                                                                                         THREE MONTHS
                                                               YEAR ENDED                    ENDED
                                                              DECEMBER 31,                 MARCH 31,
                                                       --------------------------       ---------------
                                                       1995       1996       1997       1997       1998
REVENUES:
     Access.....................................         65%        74%        78%        75%        79%
     Business services..........................         12%        13%        15%        15%        15%
     Subscriber start-up fees...................         23%        13%         7%        10%         6%
                                                       ----       ----       ----       ----       ----
          Total revenues........................        100%       100%       100%       100%       100%
                                                       ----       ----       ----       ----       ----
COST AND EXPENSES:
     Cost of revenue-recurring..................         28%        35%        29%        32%        28%
     Cost of revenue start-up fees..............         15%        10%         3%         4%         3%
     Selling, general and administrative........        100%        78%        59%        71%        51%
     Depreciation and amortization..............         12%        18%        16%        19%        13%
                                                       ----       ----       ----       ----       ----
          Total operating expenses..............        155%       141%       107%       126%        95%
                                                       ----       ----       ----       ----       ----
Operating gain (loss)...........................        (55%)      (41%)       (7%)      (26%)        5%
Interest income (expense), net..................        (33%)       (1%)       (1%)       --         (1%)
                                                       ----       ----       ----       ----       ----
Income (loss) before taxes......................        (88%)      (42%)       (8%)      (26%)        4%
Income tax provision............................         --         --         --         --         --
                                                       ----       ----       ----       ----       ----
          Net income (loss).....................        (88%)      (42%)       (8%)      (26%)        4%
                                                       ====       ====       ====       ====       ====

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

     Revenue. Revenue for the three months ended March 31, 1998 totaled approximately $21,384,000, compared to approximately $9,780,000 for the three months ended March 31, 1997. The approximately 119% increase in period revenue resulted primarily from a 123% increase in subscribers. Revenues from dial-up access to the Internet for the three months ended March 31, 1998 represented approximately 79% of revenue, compared to approximately 75% of revenue for the same quarter in the prior year. Subscriber start-up fees accounted for approximately 6% of revenue for the three months ended March 31, 1998, compared to approximately 10% for the three months ended March 31, 1997. The Company anticipates that as its customer base continues to expand, subscriber start-up fees will progressively represent a smaller percentage of revenue. Business services revenue remained steady and represented approximately 15% of total revenue for the three months ended March 31, 1998 and 1997.

     Costs of Revenue-Recurring. For the three months ended March 31, 1998, costs of revenue-recurring decreased to approximately 28% of total revenue, compared to approximately 32% of total revenue for the three months ended March 31, 1997. Costs of revenue-recurring also decreased as a percentage of dial-up access revenue from approximately 43% in the first quarter of 1997 to approximately 35% in the first quarter of 1998. Exclusive of $600,000 in discounts received in the first quarter of 1998 and $450,000 in discounts received in the first quarter of 1997 pursuant to the PSINet Services Agreement, costs of revenue-recurring would have been approximately 39% and 49% of total dial-up revenue, respectively. This decrease of costs of revenue-recurring as a percentage of total revenue and as a percentage of dial-up access revenue resulted primarily from increased efficiency and reduced network costs per subscriber in the Company's own network.

     Costs of Revenue-Start-Up Fees. For the three months ended March 31, 1998, subscriber start-up expenses decreased to approximately 3% of total revenue, compared to approximately 4% of total revenue for the three months ended March 31, 1997. Costs of revenue-start-up fees increased as a percentage of subscriber start-up revenue from approximately 36% for the three months ended March 31, 1997 to approximately 51% in the three months ended March 31, 1998. This increase of costs of revenue-start-up fees as a percentage of subscriber start-up revenue resulted from the Company more aggressively waiving the subscriber start-up fees during selected marketing campaigns in the first quarter of 1998. The Company anticipates that start-up expenses will continue to decrease as a percentage of total revenue to the extent that the number of new subscribers decreases as a percentage of the entire subscriber base.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately 51% of revenue for the three months ended March 31, 1998, compared to approximately 71% of revenue for the three months ended March 31, 1997. The decrease in selling, general and administrative expenses as a percentage of revenue resulted from economies of scale with respect to certain costs, such as employee compensation, that do not increase in direct proportion to increases in revenue and to cost control efforts implemented by management.

     Depreciation and Amortization. Depreciation and amortization expenses decreased to approximately 13% of revenue for the three months ended March 31, 1998, compared to approximately 19% of revenue for the same period in the prior year. Amortization expense for the three months ended March 31, 1998 was approximately 5% of revenue compared to approximately 10% of revenue for the three months ended March 31, 1997. Amortization expense resulted solely from acquired customer bases which are being amortized over three years. Depreciation expense was approximately 8% of total revenue for the three months ended March 31, 1998, compared to approximately 9% for the comparable period in the prior year. The decrease in depreciation expense as a percentage of total revenue resulted from efficiencies within the Company's owned POPs resulting from reductions in the cost of new equipment and improved utilization within the Company's network and the utilization of purchased network services as opposed to increasing capacity by the construction of additional Company-owned POPs.

     Interest Expense, Net. Interest expense for the three months ended March 31, 1998 consisted of approximately $270,000 related to capital leases of equipment and imputed interest related to a note payable issued to PSINet, offset by approximately $107,000 of interest income. For the three months ended March 31, 1997, the Company had interest expense related to capital leases of equipment and imputed interest related to a note payable issued to PSINet of approximately $127,000 and interest income of approximately $107,000.

     Income Tax Provision. For the three months ended March 31, 1998, the Company recorded a provision for income taxes equal to its liability in various states at the enacted rates where it does not have any net operating loss carryforwards available. The remaining portion of the current period provision was offset by the reversal of previously recorded valuation allowance amounts. For the three months ended March 31, 1997, no income tax benefit was recognized as the Company had a net taxable loss for the period and anticipated being in a net taxable loss position for the year ended December 31, 1997.

     The Company is continually assessing its income tax situation to determine when it is "more likely than not" that its deferred tax assets will be realized. Based on the Company's short history of earnings and the uncertainty of near term earnings due to various industry trends which may have a significant negative impact on near term earnings, management does not believe it is "more likely than not" that the deferred tax assets will be realized. When management believes this situation has changed, the Company will reverse its valuation allowance (approximately $4.9 million at March 31, 1998) through that period's tax provision. Prior to that point, the Company will reverse the valuation allowance against the current period's provision as realized.

     Net Income and Income Per Share. As a result of the factors discussed above, the Company's net income for the three months ended March 31, 1998 was $860,000, or $0.11 basic and diluted income per share, compared to a net loss of $2,525,000, or $0.34 basic and diluted loss per share, for the three months ended March 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenue. Revenue for the year ended December 31, 1997 totaled approximately $52,557,000, as compared to approximately $18,132,000 for the year ended December 31, 1996. The approximately 190% increase in period revenue resulted primarily from an approximately 129% increase in subscribers. Revenues increased in a greater proportion than subscribers because the subscribers acquired in the PSINet Transaction (as described herein) were added in the later portion of 1996. See "-- Liquidity and Capital Resources". Revenues from dial-up access to the Internet for the year ended December 31, 1997 represented approximately 78% of the revenue, compared to approximately 74% for the year ended December 31, 1996. Business services revenue increased slightly to approximately 15% of revenue for the year ended December 31, 1997, compared to approximately 13% for the year ended December 31, 1996. This increase is primarily attributable to the increase in the number of the Company's Web hosting customers. Subscriber start-up fees accounted for 7% of revenue for the year ended December 31, 1997, as compared to approximately 13% for the year ended December 31, 1996. The Company anticipates that as its customer base continues to expand, subscriber start-up fees will progressively represent a smaller percentage of revenue.

     Costs of Revenue-Recurring. For the year ended December 31, 1997, costs of revenue-recurring decreased to approximately 29% of total revenue, compared to approximately 35% of total revenue for the year ended December 31, 1996. Costs of revenue-recurring also decreased as a percentage of dial-up access revenue from approximately 47% for the year ended December 31, 1996 to approximately 37% for the year ended December 31, 1997. Exclusive of $2,050,000 in discounts received in 1997 pursuant to the PSINet Services Agreement, costs of revenue-recurring would have been approximately 42% of total dial-up revenue for the year ended December 31, 1997, compared to approximately 47% for the year ended December 31, 1996. This decrease of costs of revenue-recurring as a percentage of total revenue and as a percentage of dial-up access revenue resulted primarily from increased efficiency and reduced network costs per subscriber in the Company's own network.

     Costs of Revenue-Start-Up Fees. For the year ended December 31, 1997, subscriber start-up expenses decreased to approximately 3% of total revenue, compared to approximately 10% of total revenue for the year ended December 31, 1996, and decreased to approximately 41% of start-up fee revenue for the year ended December 31, 1997, compared to approximately 77% of start-up fee revenue for the year ended December 31, 1996. The Company had significant customer start-up costs in 1996 due to expenditures for license fees and starter kits related to the acquisition of certain individual subscriber accounts of PSINet. The Company anticipates that start-up expenses will continue to decrease as a percentage of total revenue to the extent that the number of new subscribers decreases as a percentage of the entire subscriber base. The decrease in start-up expenses as a percentage of start-up fees resulted from reduced expenditures per new subscriber for licenses and start-up kit materials.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately 59% of revenue for the year ended December 31, 1997, compared to approximately 78% of revenue for the year ended December 31, 1996. The decrease in selling, general, and administrative expenses as a percentage of revenue resulted from the Company's benefiting from economies of scale with respect to certain costs, such as employee compensation, that do not increase in direct proportion to increases in revenue and to cost control efforts implemented by management.

     Depreciation and Amortization. Depreciation and amortization expenses decreased to approximately 16% of revenue for the year ended December 31, 1997, compared to approximately 18% of revenue for the year ended December 31, 1996. Amortization expense remained steady at approximately 8% of revenue for both the years ended December 31, 1997 and December 31, 1996. Amortization expense resulted primarily from acquired customer bases which are being amortized over three years. Depreciation expense was approximately 8% of total revenue for the year ended December 31, 1997, compared to approximately 10% for the year ended December 31, 1996. The decrease in depreciation expense as a percentage of total revenue resulted from efficiencies within Company-owned POPs resulting from reductions in cost of new equipment and improved utilization within the Company's network and the addition of capacity through utilization of purchased network services as opposed to increasing capacity by the construction of additional Company-owned POPs.

     Interest Expense, Net. Interest expense for the year ended December 31, 1997 consisted of approximately $749,000 related to capital leases of equipment and imputed interest related to a note payable issued to PSINet, offset by approximately $411,000 of interest income. For the year ended December 31, 1996, the

Company had interest expense related to capital leases of equipment and imputed interest related to a note payable issued to PSINet of approximately $415,000 and interest income of approximately $325,000.

     Net Loss and Loss Per Share. As a result of the factors discussed above, the Company's net loss for the year ended December 31, 1997 was $4,083,000, or $0.54 basic and diluted loss per share, compared to a net loss of $7,612,000, or $1.45 basic and diluted loss per share, for the year ended December 31, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenue. Revenue for the year ended December 31, 1996 totaled approximately $18,132,000, as compared to approximately $2,227,000 for the year ended December 31, 1995. The 714% increase in period revenue resulted primarily from an 881% increase in subscribers offset by a decrease in revenue per subscriber resulting from price changes implemented in May 1996. Revenues from dial-up access to the Internet for the year ended December 31, 1996 represented approximately 74% of the revenue, compared to approximately 65% for the year ended December 31, 1995. Subscriber start-up fees accounted for 13% of revenue for the year ended December 31, 1996, as compared to 23% for the year ended December 31, 1995. Business services revenue increased slightly to 13% of revenue for the year ended December 31, 1996, compared to 12% for the year ended December 31, 1995. This increase was primarily attributable to the increase in the number of the Company's Web hosting customers.

     Costs of Revenue-Recurring. For the year ended December 31, 1996, costs of revenue-recurring increased to approximately 35% of total revenue, compared to approximately 28% of total revenue for the year ended December 31, 1995. Costs of revenue-recurring also increased as a percentage of dial-up access revenue from approximately 43% for the year ended December 31, 1995 to approximately 47% for the year ended December 31, 1996. This increase was primarily associated with expanding the Company's network into 40 markets at the end of 1996 compared to seven markets at the end of 1995.

     Costs of Revenue-Start-Up Fees. For the year ended December 31, 1996, subscriber start-up expenses decreased to approximately 10% of total revenue, compared to approximately 15% of total revenue for the year ended December 31, 1995, and increased to approximately 77% of start-up fee revenue for the year ended December 31, 1996, compared to approximately 66% of start-up fee revenue for the year ended December 31, 1995. This increase was attributable to the additional expenditures such as license fees and starter kits related to the purchase of certain individual subscriber accounts of PSINet in the third quarter of 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses represented approximately 78% of revenue for the year ended December 31, 1996, compared to approximately 100% of revenue for the year ended December 31, 1995. The decrease in selling, general and administrative expenses as a percentage of revenue resulted from the Company's benefiting from economies of scale with respect to such costs as employee compensation that do not increase in direct proportion to increases in revenue and cost control efforts implemented by management.

     Depreciation and Amortization. Depreciation and amortization expenses increased to approximately 18% of revenue for the year ended December 31, 1996, compared to approximately 12% of revenue for the year ended December 31, 1995. The increase is attributable to the 227% increase in property, plant and equipment and the amortization of acquired customer bases. The Company is amortizing the costs of acquired customer bases over a three-year period. Amortization expense related to the acquired customer bases for the year ended December 31, 1996 was approximately $1,521,000.

     Interest Expense, Net. Interest expense for the year ended December 31, 1996 consisted of approximately $415,000 related to capital leases of equipment and imputed interest related to a note payable issued to PSINet, offset by approximately $325,000 of interest income. For the year ended December 31, 1995, the Company had interest expense of approximately $725,000.

     Net Loss and Loss Per Share. As a result of the factors discussed above, the Company's net loss for the year ended December 31, 1996 was $7,612,000, or $1.45 diluted loss per share, compared to a net loss of $1,959,000, or $0.59 diluted loss per share, for the year ended December 31, 1995.

QUARTERLY COMPARISONS

     The following table sets forth certain quarterly financial information of the Company for each quarter of fiscal 1996 and fiscal 1997 and for the first quarter of fiscal 1998. The information has been derived from the quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the other financial information appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                       THREE MONTHS ENDED,
                                 ------------------------------------------------------------------------------------------------
                                 MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,
                                   1996       1996       1996       1996       1997       1997       1997       1997       1998
                                                                      (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA
Revenues:
    Access.....................  $ 1,170    $ 1,619    $ 3,911    $ 6,720    $ 7,356    $ 9,053    $10,858    $13,658    $16,992
    Business services..........      303        397        655        931      1,424      1,741      2,084      2,462      3,173
    Subscriber start-up fees...      339        479        735        873      1,000        806      1,025      1,089      1,219
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
        Total Revenues.........    1,812      2,495      5,301      8,524      9,780     11,600     13,967     17,209     21,384
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Costs and expenses:
    Cost of
      revenue -- recurring.....      542        755      1,906      3,129      3,169      3,525      3,948      4,561      5,990
    Cost of revenue -- start-up
      fees.....................      264        352        941        319        365        295        440        519        617
    Selling, general, and
      administrative...........    1,738      2,603      4,043      5,777      6,923      7,142      7,771      8,948     10,852
    Depreciation and
      amortization.............      234        362      1,012      1,677      1,828      2,059      2,273      2,535      2,872
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
        Total operating
          expenses.............    2,778      4,072      7,902     10,902     12,285     13,021     14,432     16,563     20,331
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
    Operating gain (loss)......     (966)    (1,577)    (2,601)    (2,378)    (2,505)    (1,421)      (465)       646      1,053
    Interest income (expense),
      net......................      (73)       117       (101)       (33)       (20)        (9)      (161)      (148)      (163)
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
    Income (loss) before
      taxes....................   (1,039)    (1,460)    (2,702)    (2,411)    (2,525)    (1,430)      (626)       498        890
    Income tax provision.......        0          0          0          0          0          0          0          0        (30)
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
    Net income (loss)..........  $(1,039)   $(1,460)   $(2,702)   $(2,411)   $(2,525)   $(1,430)   $  (626)   $   498    $   860
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======
PERCENTAGE OF TOTAL REVENUES
Revenues:
    Access.....................       65%        65%        74%        79%        75%        78%        78%        80%        79%
    Business services..........       17%        16%        12%        11%        15%        15%        15%        14%        15%
    Subscriber start-up fees...       18%        19%        14%        10%        10%         7%         7%         6%         6%
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
        Total Revenues.........      100%       100%       100%       100%       100%       100%       100%       100%       100%
Costs and expenses:
    Cost of
      revenue -- recurring.....       30%        30%        36%        37%        32%        30%        28%        27%        28%
    Cost of revenue -- start-up
      fees.....................       15%        14%        18%         4%         4%         3%         3%         3%         3%
    Selling, general, and
      administrative...........       95%       104%        76%        67%        71%        61%        56%        51%        51%
    Depreciation and
      amortization.............       13%        15%        19%        20%        19%        18%        16%        15%        13%
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
        Total costs and
          expenses.............      153%       163%       149%       128%       126%       112%       103%        96%        95%
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
    Operating gain (loss)......      (53%)      (63%)      (49%)      (28%)      (26%)      (12%)       (3%)        4%         5%
    Interest income (expense),
      net......................       (4%)        4%        (2%)        0%         0%         0%        (1%)       (1%)       (1%)
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
    Income (loss) before
      taxes....................      (57%)      (59%)      (51%)      (28%)      (26%)      (12%)       (4%)        3%         4%
    Income tax provision.......        0%         0%         0%         0%         0%         0%         0%         0%         0%
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
    Net income (loss)..........      (57%)      (59%)      (51%)      (28%)      (26%)      (12%)       (4%)        3%         4%
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     The Company generated net cash from operations in the amount of $11,354,000 and $5,607,000 for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively, versus using cash of approximately $2,005,000 and $798,000 to support operating activities during the year ended December 31, 1996 and the three months ended March 31, 1997, respectively. The operating cash flow was used during the three months ended March 31, 1998 primarily to cover the Company's investing activities of approximately $5,240,000 primarily related to purchases of telecommunications equipment necessary for the provision of service to subscribers. The Company's primary financing activities of approximately $887,000 for the three months ended March 31, 1998 consisted of cash paid for capital lease obligations and cash paid to PSINet in connection with a transaction between the Company and PSINet in 1996 in which the Company purchased certain individual subscriber accounts of PSINet and related assets (the "PSINet Transaction"). Total cash used in financing activities for the three months ended March 31, 1997 was approximately $245,000, consisting of cash paid for capital lease obligations and to PSINet in connection with the PSINet Transaction.

     In June 1997, the Company entered into various agreements with BellSouth (collectively, the "BellSouth Agreement"), pursuant to which the Company agreed to purchase certain telecommunications facilities from BellSouth over a term of 24 months. The Company estimates the total commitment under the BellSouth Agreement to be approximately $2,700,000 per year.

     As of March 31, 1998, the Company had cash on hand of approximately $8,866,000. The Company's significant capital commitments through 1998 include approximately $1,647,000 in principal related to a non interest-bearing note issued to PSINet in connection with the PSINet Transaction and $2,508,000 in capital lease payments. The Company anticipates that it will continue to generate cash flows from operations in 1998. The Company estimates that its cash and financing needs in 1998, assuming reasonable internal growth, can be met by cash on hand, additional capital financing arrangements (including the Offering), and cash flow from operations. If such sources of financing are insufficient or unavailable, or if the Company experiences shortfalls in anticipated revenue or increases in anticipated expenses, the Company will be required to modify its growth and operating plans in accordance with the extent of available funding. The Company frequently engages in discussions involving potential business acquisitions. Depending on the circumstances, the Company may not disclose material acquisitions until completion of a definitive agreement. The Company may determine to raise additional debt or equity capital to finance potential acquisitions and/or to fund accelerated growth. Any significant acquisitions or increases in the Company's growth rate could materially affect the Company's operating and financial expectations and results, liquidity and capital resources.

     The Company does not believe that the Year 2000 issue will have a material effect on its programs and computer systems, but will continue to assess the potential impact of the Year 2000 issue on its reporting and operating systems. Due to the proprietary nature of many of the Company's operating platforms, including its billing and accounts receivable systems, the Company has limited reliance on external vendors that might be vulnerable to Year 2000 problems. To the extent that the Company does rely on external vendors with Year 2000 exposure, however, any failure by such vendors to resolve any Year 2000 issues on a timely basis or in a manner that is compatible with the Company's systems could have a material adverse effect on the Company. The Company has begun to ask its third-party network providers about their progress in identifying and addressing problems that their computer systems may face in correctly processing data information related to the Year 2000. Preliminary indications are that the Company's third-party network providers are, or will be, Year 2000 compliant, although the Company has not undertaken an in-depth evaluation of such providers in relation to the Year 2000 issue. Any failure on the part of such third-party network providers to become Year 2000 compliant on a timely basis or in a manner that is compatible with the Company's systems could have a material adverse effect on the Company.

                                    BUSINESS

     MindSpring is a leading national Internet access provider that focuses on serving individuals and small businesses. The Company is also a leading provider of Web hosting services, a complement to its Internet access business and one of the fastest growing segments of the Internet marketplace. MindSpring offers subscribers complete Internet access and Web hosting solutions which include user-friendly software, a reliable network and highly responsive customer service and technical support. Through its network of Company-owned and third-party POPs, the Company can offer its services in 45 U.S. states and the District of Columbia via a local telephone call. The Company has rapidly increased its subscriber base and revenues by (i) providing superior customer service and technical support, (ii) expanding marketing and distribution activities, and (iii) leveraging its operating capabilities to create additional revenue streams from value-added services such as Web hosting. As a result, the Company's subscriber base has grown rapidly, from approximately 12,000 subscribers at December 31, 1995 to approximately 341,000 subscribers, including approximately 12,000 Web hosting subscribers, at March 31, 1998. Management believes that high geographic concentrations of satisfied subscribers improve network economics and reduce subscriber acquisition costs, thereby resulting in higher margins. By providing its subscribers superior service and support and achieving significant market penetration in a number of the Company's target markets, MindSpring has achieved profitability ahead of other national ISPs. In the first quarter of 1998, the Company had revenues, EBITDA and net income of $21.4 million, $3.9 million and $860,000, respectively, representing an EBITDA margin of 18% and earnings per share of $0.11.

     The Company was incorporated in Georgia in February 1994 and was reincorporated in Delaware in December 1995. The Company's executive offices are located at 1430 West Peachtree St., Suite 400, Atlanta, Georgia 30309. The Company's telephone number is (404) 815-0770.

INDUSTRY OVERVIEW

     Internet access and enhanced Internet services represent two of the fastest growing segments of the telecommunications services marketplace. According to industry estimates, the number of Internet users in the United States who access the World Wide Web reached approximately 29.2 million in 1997 and is forecasted to grow to approximately 72.1 million by the year 2000. In addition, total ISP revenues in the U.S. are projected to grow from $4.6 billion in 1997 to $18.3 billion in 2000. The availability of Internet connectivity, advancements in technologies required to navigate the Internet and the proliferation of content and applications available over the Internet have attracted a rapidly growing number of users.

     Internet access services represent the means by which ISPs interconnect either businesses or individual consumers to the Internet's resources or to corporate intranets and extranets. Access services include dial-up access for individuals and small businesses and high-speed dedicated access used primarily by mid-sized and larger organizations. In addition to Internet access services, an increasing number of Internet users are taking advantage of value-added services such as Web hosting and security services. According to industry estimates, these value-added services represent the fastest growing segment of the ISP market. Value-added services revenues are projected to increase in the United States at a compounded annual growth rate of approximately 171% from $352 million in 1997 to $7 billion in 2000. In particular, Web hosting revenues are projected to grow in the United States approximately 144% annually from $247 million in 1997 to $3.6 billion in 2000.

     The rapid development and growth of the Internet has resulted in a highly fragmented industry of over 4,000 national and local ISPs in the U.S. Access providers vary widely in geographic coverage, customer focus and levels of Internet access provided to subscribers. For example, access providers may concentrate on certain types of subscribers (such as businesses or individuals) that differ substantially in the type of service and support required. Providers may also differ according to whether they provide direct or indirect access to the Internet.

     The Company focuses on the individual and small business segments of the Internet marketplace. According to industry estimates, only 20% of U.S. households have Internet service. The Company believes that this market will grow substantially from its current level of market penetration. In addition to trends driving the overall growth of the Internet market, the individual and small business markets are being driven by lower prices in the PC market and increased availability of Web browsers which make the Internet experience more user-friendly. The Web hosting market represents another rapidly growing and underpenetrated area of the Internet marketplace. Web hosting growth for individuals and small businesses is being driven by the increasing desire of individuals and small businesses for World Wide Web sites without the responsibility and expense of maintaining a Web server or high speed Internet connection. The Company believes that the individual and small business markets represent an enormous area for continued growth as many of the major national ISPs are focused on medium and large businesses.

MINDSPRING STRATEGY

     MindSpring's objective is to strengthen its position as a leading national provider of high quality Internet access, Web hosting and other value-added services to individuals and small businesses. Key elements to the Company's business strategy include:

     Continue to Provide Superior Customer Service and Technical
Support. Because the Internet is an evolving and growing medium, the number of potential problems subscribers may face is enormous. The Company believes that even sophisticated subscribers periodically encounter problems as applications designed for the Internet proliferate. Consequently, the Company focuses on providing high levels of customer service and technical support in an effort to achieve maximum levels of customer satisfaction. As a result, the Company has low churn rates and experiences significant subscriber growth from customer referrals. In addition, the Company has received numerous customer service awards, including being named ISP with the best customer support by PC World magazine in December 1997. To ensure a high level of customer service and technical support, one of the Company's priorities is to maintain a sufficient number of qualified service and support personnel. In this regard, over half of the Company's employees are engaged in this capacity. The Company's technical support staff is highly trained in the use of MindSpring's starter-kit software and the Internet and is available 24 hours a day, seven days a week.

     Efficiently Expand National Network. The Company intends to continue to efficiently increase the capacity and geographic reach of its network in order to support subscriber growth, enter new markets and accommodate increased customer usage. The Company pursues a hybrid network strategy of owning POPs in mature markets where the Company can cost-effectively deliver high quality access services and leasing POPs and capacity from third-party network service providers in new or developing markets. The Company continuously evaluates the economic and strategic benefits of building Company-owned POPs versus leasing third-party POPs in each of its respective markets. This strategy allows MindSpring the flexibility to modify its network cost structure on a market-by-market basis. As of March 31, 1998, approximately 77% of the Company's subscribers accessed the Company's network through a Company-owned POP.

     Expand Targeted Marketing and Distribution Activities. The Company plans to expand its targeted marketing and distribution efforts in markets where there is the opportunity for substantial market penetration. The Company believes that high geographic concentrations of subscribers improve network economics and reduce subscriber acquisition costs, thereby resulting in higher margins. While continuing to encourage referrals from existing subscribers, the Company plans to increase its print publication, radio and direct mail advertising in certain targeted metropolitan areas throughout the U.S. In addition, the Company will continue to pursue nationwide strategic alliances and retail opportunities to broaden its distribution. The Company currently has such relationships with, among others, Microsoft Corporation, The 3Com Corporation and Ziff-Davis, Inc.

     Increase Revenues from Value-Added Services. The Company intends to continue to leverage its current sales, marketing and network capabilities to create additional revenue opportunities from value-added services such as Web hosting, Web page design and co-location services. Value-added services include the fastest growing segments of the Internet marketplace and are projected to grow in the United States from approximately $352.0 million in 1997 to approximately $7.0 billion by the year 2000. The Company, which began offering Web hosting in 1995, had approximately 12,000 Web hosting customers as of March 31, 1998. Business Services revenues, which consist predominantly of Web hosting, represent approximately 15% of the

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

Company's revenues. The Company will continue to aggressively market value-added services in order to increase its participation in these higher end and faster growing segments of the Internet marketplace.

     Engage in Selected Acquisitions. Since early 1996, the Company has supplemented its expansion efforts through selected acquisitions of businesses and subscriber accounts. As the Company continues to expand, it may in the future acquire additional subscriber accounts and complementary businesses. According to industry sources, the ISP market is undergoing consolidation as performance, reliability, and support expectations prevent smaller ISPs from scaling up to remain competitive on a national or regional basis. As a result, the Company intends to evaluate acquisition opportunities as they become available.

MINDSPRING SERVICES

     The Company's services include dial-up Internet access, Web hosting and other value-added services such as Web page design and Web-server co-location. The Company's primary service offerings, dial-up Internet access and Web hosting, are offered in various price and usage plans designed to meet the needs of its customers. The Company continuously evaluates the need to add additional product offerings based upon market demands.

  DIAL-UP INTERNET ACCESS

     MindSpring's primary service offering is dial-up Internet access. The basic equipment requirements for an individual dial-up subscriber are a Windows 3.x or later operating system or Macintosh computer with at least 8MB of RAM and a modem of 14.4 Kbps speed or faster. The subscriber's MindSpring connection is a direct PPP connection, enabling the subscriber to use any standard Internet capable software that will run on the subscriber's computer.

     The Company currently offers the following four price plans for dial-up subscribers in order to accommodate both heavy and light Internet users. Each plan requires a start-up fee of up to $25 (except for the Commercial plan, which has a start-up fee of $50), depending upon the promotional method by which the subscriber is acquired.

     The Works. For $26.95 per month, individual subscribers receive unlimited use (not intended to be a full-time connection) as well as 10MB of Web space, a personal Web page editor that lets subscribers create and upload their own Web pages, and two additional mailboxes.

     Unlimited Access. Individual subscribers pay $19.95 per month for unlimited use, with the restriction that the subscriber must disconnect when not actively accessing the Internet. The subscriber is not permitted, for example, to maintain a full-time computer connection as a World Wide Web server.

     Standard. Subscribers pay $14.95 per month for 20 hours of use and $1 per hour for each additional hour. Subscribers also receive 5MB of Web space.

     Light. Subscribers pay $6.95 per month for 5 hours of use and $2 per hour for each additional hour. Subscribers also receive 5MB of Web space.

     Commercial. Designed for small businesses, subscribers pay a $50 start-up fee and $99 per month thereafter in exchange for 160 hours of use and $.75 for each additional hour. Subscribers receive 10 mailboxes and are not charged for simultaneous usage which allows several employees to be online at once without paying additional fees.

     Subscribers to each plan can also purchase additional features such as extra mailboxes for specified fees.

     Substantially all of the Company's subscribers are on month-to-month subscriptions. The Company offers a 30-day money-back satisfaction guarantee for new subscribers. Billing is made to the majority of subscribers by automatic charges to subscribers' credit cards each month in advance, although some subscribers are invoiced (for an extra charge). Subscribers, as well as the Company, may cancel an account at any time, with the cancellation taking effect as of the first day of the following month.

     A subscriber who is within local dialing range of one of the MindSpring POPs or a third-party provider POP can access the Internet with a local telephone call. The Company also offers access to its services through an "800" number for an additional charge. All dial-up subscribers can connect to the MindSpring network (including the third-party provider POPs) via modem at speeds up to 36.6 Kbps and over 90% of the Company's subscribers can connect at speeds up to 56 Kbps. In a majority of the cities that the Company serves, individual subscribers, except subscribers to the Unlimited Access and Commercial plans, can also choose to connect via ISDN at 64 Kbps or 128 Kbps. There is a one-time extra start-up fee of $25 for ISDN users who subscribe to the Standard and Light plans; otherwise, ISDN pricing is the same as for modem subscribers. All dial-up subscribers, except subscribers to the Unlimited Access plan, also have the option of using MindSpring servers to publish information on the Internet through the World Wide Web or FTP. MindSpring subscribers may use the space made available on MindSpring's servers to make World Wide Web pages or computer files available to the Internet.

  WEB HOSTING

     MindSpring offers Web hosting accounts for companies and other organizations that wish to create their own World Wide Web sites without maintaining their own Web servers and high-speed Internet connections. Web hosting subscribers can use their own domain names in their World Wide Web addresses. This type of Web hosting is sometimes called "virtual hosting." Web hosting subscribers are responsible for building their Web sites themselves and then uploading the pages to a MindSpring Web server. The Company's Web hosting service features state-of-the-art Web servers for high speed and reliability, a high-quality connection to the Internet, specialized customer support, advanced services features, such as secure transactions and VRML (Virtual Reality Markup Language, a feature used to make Web pages seem three-dimensional), and reporting on site usage. The Company currently offers three price plans for Web hosting subscribers ranging from $19.95 to $99.95 per month. MindSpring had approximately 12,000 Web hosting subscribers as of March 31, 1998.

  OTHER SERVICES

     MindSpring offers other Internet-related services to its subscribers, including Web page design and Web-server co-location services. In the fourth quarter of 1997, the Company began to offer Web page design services to its subscribers by offering four standard design packages from which a subscriber can choose. The subscriber provides the text for the Web site, and custom design work is available from the Company, including logo design, additional HTML pages, and database integration. The Company also offers Web-server co-location services at its headquarters in Atlanta for subscribers who want to maintain their own Web servers in MindSpring's state-of-the-art telephony environment and receive a high-speed, full-time connection to the Internet. MindSpring's co-location services include 24-hour security monitoring, an uninterrupted power supply (UPS), climate control, remote access for the subscriber, tape swap, and secure tape storage. The Company also offers domain registration services and, in certain markets, dedicated access connections to the Internet.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

     MindSpring believes that excellent customer support is critical to its success in retaining and in attracting new subscribers. MindSpring currently provides customer service and technical support at call centers located at its headquarters and at the Harrisburg Facility. The Company's customer service staff handles all questions regarding a subscriber's account and are available from 9 a.m. to 9 p.m. eastern time seven days a week (excluding major holidays). As of March 31, 1998, the Company had 50 customer service employees. The Company's technical support staff handles questions related to the provision of the Company's services such as questions regarding installation of the Company's service, connection to the Company's network and use of various software applications. The Company's technical support staff is available 24 hours a day, seven days a week (excluding major holidays). As of March 31, 1998, the Company had 313 technical support employees.

     Subscribers can call the Company's headquarters and the Harrisburg Facility through a local Atlanta telephone number or a toll-free "800" number. Subscribers can also e-mail their questions directly to a
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

customer service and technical support address at the Company. In addition, the Company maintains MindSpring-specific newsgroups on the Internet where subscribers can post requests for help and other subscribers, as well as MindSpring support personnel, can respond.

SALES AND MARKETING

     The Company believes that the market for individual Internet access is heavily influenced by person-to-person referrals. Accordingly, the Company's marketing efforts have been geared, among other things, toward generating positive referrals and stimulating subscriber growth and retention by providing exceptionally high-quality service to its existing subscribers. The Company also offers a $10 credit to existing subscribers each time a new subscriber names the existing subscriber as the referral source. A significant number of the Company's new subscribers indicate that an existing subscriber referred them.

     The Company also engages in targeted marketing and distribution efforts in markets where there is the opportunity for substantial market penetration. The Company believes that high geographic concentrations of subscribers improve network economics and reduce subscriber acquisition costs, thereby resulting in higher margins. While continuing to encourage referrals from existing subscribers, the Company plans to increase its print publication, radio and direct mail advertising in certain targeted major metropolitan areas throughout the United States in order to achieve greater density in its subscriber base.

     In addition to encouraging referrals from existing subscribers and engaging in targeted marketing efforts, the Company has attempted to establish a nationwide presence and nationwide name recognition through moderate amounts of print publication, radio, and direct mail advertising and by pursuing nationwide strategic alliances available to the Company as a result of the Company's nationwide access and reputation for reliability and high quality. Such nationwide marketing opportunities may include, among others, entering into large-scale bundling arrangements with complementary products, such as computers, software products, multimedia books, and CD-ROM merchandise, and seeking strategic alliances available with complementary businesses operating in its service areas, such as Internet-oriented training organizations and consulting firms, World Wide Web content developers, computer networking firms, media companies, telecommunications companies, local area network and World Wide Web consulting companies, and other Internet access companies that specialize in providing dedicated connections. Such alliances are of varying natures and terms.

     The Company also intends to continue to expand its marketing and distribution efforts. The Company will continue to closely monitor the results of its marketing techniques as part of an ongoing effort to increase the cost-effectiveness of its marketing efforts.

     The Company has attempted to maintain a high degree of personal contact with the communities that it serves, and the Company has a staff of regional managers who are responsible for generating interest in MindSpring in these communities. MindSpring marketing personnel spend considerable time meeting with and making presentations to groups representing potential subscribers, such as computer user associations, high-technology business associations, and educational institutions. The Company plans to continue these efforts in the southeastern United States, New York and California and to selectively expand them to include key metropolitan areas in other regions of the country.

     Sales are consummated by the Company's telephone sales force, which responds to incoming subscription inquiries, as well as through an on-line sign-up procedure. The on-line registration module, which is available in the Company's retail software package, through the Company's Web site and through various Original Equipment Manufacturer ("OEM") arrangements, enables a user to become a MindSpring subscriber by selecting service plans and billing methods on-line, without the need to speak to a MindSpring employee.

NETWORK INFRASTRUCTURE

     Geographic Coverage. Through its network of Company-owned and third-party POPs, the Company can offer its services in 45 U.S. states and the District of Columbia via a local telephone call. Approximately 77% of MindSpring's subscribers dial into MindSpring owned and operated POPs. The Company has access to additional POPs through agreements with PSINet, Gridnet International, L.L.C., and GTE Internetworking (formerly BBN Planet).

     The Company believes that the combination of Company-owned POPs and arrangements with third-party network providers enables MindSpring to provide Internet access services on a nationwide basis while managing the timing and magnitude of its capital expenditures. The Company employs a strategy of leasing POPs through third-party providers in locations where it is more economical to do so. These are typically geographic areas where the Company has less significant market penetration than areas served by MindSpring POPs. The Company periodically reevaluates the economics of the POP leasing strategy and, if warranted, installs a MindSpring POP to replace or overlap with a leased POP. MindSpring is less dependent today on third-party providers than it has been in the past.

     MindSpring POPs. Each MindSpring POP typically consists of data communications equipment such as 3COM Total Control modem chassis', 3COM or Bay switches and Cisco routers, the majority of which are currently co-located with a local telecommunications or media company.

     The 3COM modem chassis' employed by the Company support both ISDN and analog terminations. The Company is currently in the process of upgrading all modem chassis' to support the new international 56Kb modem standard, V.90. Each MindSpring POP is connected either to the Company's Atlanta Network Hub or to one of the Company's "Super-POPs." These connections consist of either a private line point-to-point Internet Protocol ("IP") connection or a frame relay connection. By routing Internet connections to the Super-POPs instead of the Company's Atlanta Network Hub, MindSpring is able to more efficiently manage Internet traffic.

     A Super-POP is a POP where MindSpring co-locates its equipment with a competitive local exchange carrier ("CLEC"). By co-locating with a CLEC, the Company is able to aggregate disparate Internet traffic from multiple local calling areas into a single modem pool via local telephone numbers. This creates, in effect, a "Super-POP," enabling the Company to offer local dial-up access out of a single POP to areas that would otherwise require co-location sites in each local dial-up area (i.e., multiple POPs) to accomplish the same task. As part of its strategy, the Company intends to open additional Super-POPs where demand and other economic factors warrant.

     Atlanta Network Hub. The Company's Atlanta Network Hub is connected, as are the Company's Super-POPs, to Internet backbone providers such as UUNET and GTE Internetworking via leased DS-3 telecommunications lines. The Company's Atlanta Network Hub is supported by dual SONET rings provided by BellSouth and MediaOne. The Hub has a back-up generator for emergency use in the event of a prolonged loss of electric power. In addition to dial-up subscribers, most of the Company's Web hosting and Web-server co-location customers are served from this location.

     Network Operations Center. The Company maintains a Network Operations Center at its Atlanta headquarters through which the Company's technical staff monitors network traffic, service quality, and security, as well as equipment at individual POPs, to ensure reliable Internet access. The Network Operations Center is staffed 24 hours a day, 7 days a week. In addition, the Company is continuing to invest in improved network monitoring software and hardware systems.

MINDSPRING SOFTWARE

     An important component of the Company's offering for dial-up subscribers is the MindSpring starter kit. The starter kit includes the MindSpring installation program, front-end software and documentation, an on-line registration module (retail version only), network software that enables a subscriber to connect to the Internet, and application programs. See "-- Subscriber Applications."

     The Company's objectives in developing and providing this starter kit are to:

          Simplify Installation. The MindSpring software package automatically configures all the individual Internet access programs after one-time entry by the user of a few required fields of information (name, user name, password, etc.).
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

          Provide a Convenient and Intuitive Starting Place for
     Subscribers. The MindSpring front-end software allows subscribers to connect and disconnect, see any current messages from MindSpring, check their monthly usage, see if they have any E-mail, and launch any of their Internet application programs, all from one screen. "Help" files and the accompanying documentation contain information on troubleshooting and things to do on the Internet.

          Enhance Efficiency of the Company's Support Services. High-quality software with which the Company's technical support representatives are familiar makes it easier for the Company to provide fast and efficient customer service and technical support. Software that is reliable and easy to install and use also tends to reduce subscriber need for extensive customer service and technical support services.

          Provide State-of-the-Art Applications. The Company uses existing applications in its software package. MindSpring believes that this approach will enable it to include state-of-the-art software in its package and to keep pace with technology developments by replacing applications with newer or better programs as they become available without diverting resources by attempting to develop new applications programs.

SUBSCRIBER APPLICATIONS

     MindSpring subscribers use their accounts for, among other things, communicating, retrieving information, and publishing information on the Internet. In Company surveys of its subscribers, a substantial number of the Company's individual subscribers report that they use their MindSpring accounts for personal as well as business purposes. The subscriber's MindSpring connection is a direct PPP connection, enabling subscribers to use any standard Internet-capable software that will run on their computers. A complete set of the most popular Internet applications are part of the MindSpring starter kit software package, including:

     Electronic Mail. E-mail allows subscribers to exchange electronic messages with anyone else who has an Internet e-mail address. These messages are usually text only but can also include other kinds of computer files (such as images, computer programs, or word processing documents), which are sent as attachments. The Company's software package includes the Eudora Light E-mail application.

     The World Wide Web. The World Wide Web allows a multimedia presentation of material (i.e., text, graphic, sound, and video). Users can move from one World Wide Web site to another by clicking on hypertext links and can interact with the World Wide Web information providers through typed input. The software programs that allow users to explore the World Wide Web are known as "browsers." The browser applications currently included in the Company's software package are Microsoft's Internet Explorer and Netscape Navigator.

     Network News. Network News provides Internet-wide, subject-specific forums on thousands of different subjects, where users can post information and review posted information from other users.

     FTP. File transfer protocol, or FTP, is a standard Internet tool that allows users to send and retrieve computer files. FTP is often used for retrieving software from various archive sites on the Internet.

     Internet Relay Chat. Internet Relay Chat allows users to participate in chat sessions, in which typed comments from all participants appear on the screen, allowing simultaneous multiperson real-time conversations.

     The Company has obtained permission and, in certain cases, licenses from each manufacturer of the software that the Company bundles in its front-end software product for Windows and Macintosh subscribers. See "Proprietary Rights."

BILLING AND MANAGEMENT INFORMATION SYSTEMS

     A majority of the Company's individual subscribers pay their MindSpring fees automatically by credit card each month. The Company generally sends monthly invoices to commercial accounts with multiple users. Billing calculations and payment transactions are managed on the Company's automated billing system. The

Company expects to continue to modify and upgrade its billing system as needed in order to maintain its ability to bill and collect amounts due and to be responsive to changes in the market.

PROPRIETARY RIGHTS

     General. Although the Company believes that its success is more dependent upon its technical expertise than its proprietary rights, the Company's success and ability to compete are dependent in part upon its technology. The Company relies on a combination of copyright, trademark and trade secret laws, and contractual restrictions to establish and protect its technology. It is the Company's policy to require employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Company. These agreements provide that confidential information developed or made known during the course of a relationship with the Company must be kept confidential and not disclosed to third parties except in specific circumstances. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

     Licenses. The Company has obtained authorization to use the products of each manufacturer of software that the Company bundles in its front-end software product for Windows and Macintosh subscribers. The particular applications included in the MindSpring starter-kit have, in some cases, been licensed. The Company currently intends to maintain or negotiate renewals of, as the case may be, all existing software licenses and authorizations as necessary. The Company may also want or need to license other applications in the future. License fees charged to the Company upon enrollment of additional subscribers are included in the cost of subscriber start-up fees. Other applications included in the MindSpring starter kit are shareware that the Company has obtained permission to distribute or that are from the public domain and are freely distributable. MindSpring developed the front-end software programs in MindSpring's starter kit for Windows, Win95, and Macintosh.

COMPETITION

     The markets for the provision of Internet access and Web hosting services to individuals and small businesses is extremely competitive and highly fragmented. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company believes that the primary competitive factors determining success in these markets are a reputation for reliability and service, effective customer support, pricing, easy-to-use software, and geographic coverage. Other important factors include the timing of introductions of new products and services and industry and general economic trends. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, and results of operations.

     The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. In addition, every local market the Company has entered or intends to enter is served by multiple local Internet access providers. The Company currently competes or expects to compete with the following types of companies: (i) national commercial Internet access providers, such as EarthLink Network, Inc., (ii) established on-line commercial information service providers, such as America Online, Inc., (iii) numerous regional and local commercial Internet access providers which vary widely in quality, service offerings, and pricing, (iv) national and regional Web hosting companies that focus primarily on providing Web hosting services,
(v) cable operators, (vi) national long-distance carriers, such as AT&T Corp. and MCI Communications Corporation, (vii) regional telephone companies, (viii) computer hardware and software and other technology companies, such as International Business Machines Corporation and Microsoft Corp, and (ix) nonprofit or educational Internet access providers.

     The Company believes that new competitors, including large computer hardware and software, media, and telecommunications companies, will continue to enter the Internet access and Web hosting markets. In addition, as consumer awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access and Web hosting services, resulting in even greater competition for the Company. In addition, telecommunications companies may be able to offer customers reduced communications costs in connection with such services, reducing the overall cost of their Internet access and Web hosting solutions and significantly increasing pricing pressures on the Company. The ability of the Company's competitors to enter into strategic alliances or joint ventures or to bundle services and products with Internet access or Web hosting could also put the Company at a significant competitive disadvantage. Competition could result in increased selling and marketing expenses, related subscriber acquisition costs, and increased subscriber attrition, all of which could adversely affect the Company's business, financial condition, and results of operations. There can be no assurance that the Company will be able to offset the effects of any such increased costs through an increase in the number of its subscribers or higher revenue from enhanced services or that the Company will have the resources to continue to compete successfully.

     Moreover, the Company faces competition from companies that provide broadband connections to consumers' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, and wireless communications companies. For example, technologies have been developed that enable cable television operators to offer high-speed Internet access through their cable facilities. These broadband technologies promise significantly higher access rates than existing modem speeds. Such companies could include Internet access or Web hosting in their basic bundle of services or could offer such access for a nominal additional charge and could prevent the Company from delivering Internet access through the wire and cable connections that such companies own. Any such developments could materially adversely affect the Company's business, financial condition, and results of operations.

     The Company does not currently compete internationally. To the extent that the ability to provide Internet access internationally becomes a competitive advantage in the Internet access industry, the Company may be at a competitive disadvantage relative to other competitors.

GOVERNMENT REGULATION

     The Company provides Internet access, in part, through transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. The Company, as an Internet access provider, is not currently subject to direct regulation by the FCC or any other agency, other than regulations applicable to businesses generally. In a report to Congress issued on April 10, 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996.

     The consequence of this finding is that the Company is not subject to regulations applicable to telephone companies and similar carriers. The Company also is not required to contribute a percentage of its gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and certain health care providers. The FCC action is also likely to discourage states from regulating Internet access providers as telecommunications carriers or imposing similar subsidy obligations.

     Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that the Company could be exposed to regulation in the future. For example, in the same report to Congress the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone services should be subject to the universal service support obligations discussed above, or pay carrier access charges on the same basis as traditional telecommunications companies. Access charges are assessed by local telephone companies to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. The Company has no current plans to install gateway equipment and offer telephony, and so does not believe it would be directly affected by these developments. However, it cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet access providers.

     The law relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. Although no claims seeking to impose such liability have been asserted against the Company to date, there can be no assurance that such claims will not be asserted in the future or, if asserted, will not be successful. As the law in this area develops, the potential imposition of liability upon the Company for information carried on and disseminated through its network could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. Any costs that are incurred as a result of contesting any such asserted claims or the consequent imposition of liability could materially adversely affect the Company's business, financial condition, and results of operations.

     Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. The Company cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition, and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on the Company's business, financial condition, and results of operations.

EMPLOYEES

     As of March 31, 1998, the Company had 602 employees. The Company anticipates that the development of its business will require the hiring of a substantial number of new employees. None of the Company's current employees is represented by a labor organization, and the Company's management considers its employee relations to be good.

PROPERTIES

     The Company maintains its corporate headquarters in Atlanta, Georgia. The lease for this space expires March 31, 1999. The Company has the option to extend this lease for an additional two years. The Company has arranged for expansion space within the building that houses its current headquarters. The Company also leases additional office space in the vicinity of its Atlanta headquarters in order to meet the Company's existing and anticipated space requirements. The lease for this additional office space expires on March 31, 2002. The Company believes that these facilities will provide sufficient capacity for the Company's operations for the foreseeable future. Equipment for POPs other than the Atlanta POP site is generally co-located with and in space leased from other companies operating in the area of the particular POP.

     The Company also maintains the Harrisburg Facility, which it primarily uses to augment its current sales, customer service and technical support operations. The lease for the Harrisburg Facility expires on December 14, 1999. The Company has the option to extend this lease for one additional year. In December 1997, in connection with its acquisition of Internet Direct, Inc., MindSpring acquired a facility in Phoenix, Arizona where it continues to operate the former Web hosting and development businesses of Internet Direct.

LEGAL PROCEEDINGS

     The Company is not currently involved in any pending legal proceedings that are likely to have a material impact on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Directors of the Company are elected at the annual meeting of stockholders. Officers of the Company are appointed at the first meeting of the Board of Directors after each annual meeting of stockholders. Directors and executive officers of the Company are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. The ages of the persons set forth below are as of March 31, 1998.

                                                                                             TERM AS
                                                                                             DIRECTOR
                NAME                  AGE              POSITION(S) WITH COMPANY              EXPIRES
Charles M. Brewer...................  39    Chairman, Chief Executive Officer and Director     1998
Michael S. McQuary..................  38    President, Chief Operating Officer and Director    2000
Michael G. Misikoff.................  45    Vice President, Chief Financial Officer,           1999
                                             Secretary, Treasurer and Director
James T. Markle.....................  38    Executive Vice President of Network Operations       --
Robert D. Sanders...................  24    Vice President and Chief Technical Officer           --
Gregory J. Stromberg................  45    Executive Vice President of Call Centers             --
Lance Weatherby(1)..................  38    Executive Vice President of Sales and Marketing      --
O. Gene Gabbard(2)(3)...............  57    Director                                           1999
Campbell B. Lanier, III(2)(3).......  47    Director                                           1998
William H. Scott, III (2)(3)........  50    Director                                           2000

------------------------------

(1) Mr. Weatherby became an executive officer on April 28, 1998.

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

     Charles M. Brewer founded the Company and has served as Chief Executive Officer and Director of the Company since its inception in February 1994 and as Chairman since March 1996. He also served as the President of the Company from its inception until March 1996 and as the Secretary and Treasurer of the Company from its inception until January 1995. From May 1993 to January 1994, Mr. Brewer developed the concept for the Company and evaluated its prospects. Prior to starting the Company, he served as Chief Executive Officer of AudioFax, Inc. ("AudioFax"), a software company providing fax server software, from May 1992 to April 1993 and was the Chief Financial Officer of AudioFax from May 1989 to April 1992. Mr. Brewer received a BA in Economics from, and was a Phi Beta Kappa graduate of, Amherst College and received a Masters in Business Administration from Stanford University.

     Michael S. McQuary has been the President of the Company since March 1996, the Chief Operating Officer of the Company since September 1995, and a Director of the Company since December 1995. He also served as the Company's Executive Vice President from October 1995 to March 1996 and the Company's Executive Vice President of Sales and Marketing from July 1995 to September 1995. Prior to joining the Company, Mr. McQuary served in a variety of management positions with Mobil Chemical Co. ("Mobil"), a petrochemical company, from August 1984 to June 1995, including Regional Sales Manager from April 1991 to February 1994 and Manager of Operations (Reengineering) from February 1994 to June 1995. Mr. McQuary received a BA in Psychology from the University of Virginia and a Masters in Business Administration from Pepperdine University.

     Michael G. Misikoff has served as Vice President, Chief Financial Officer, Secretary, Treasurer and a Director of the Company since January 1995. From January 1992 to December 1994, Mr. Misikoff was the Acting Chief Financial Officer and a Director of InterCall Corporation, a subsidiary of ITC Holding that provides conference call services. From March 1991 to January 1992, Mr. Misikoff worked as an independent financial consultant. Mr. Misikoff served as Chief Financial Officer of Async Corporation ("Async"), a provider of voice messaging services, from its startup in February 1985 until March 1991. He received a BBA in Accounting from Georgia State University.

     James T. Markle has served as the Company's Executive Vice President of Network Operations since March 1998 and served as Vice President of Network Operations from April 1995 to February 1998. Prior to joining the Company, Mr. Markle served as the Director of Technical Support for Concert Communications, Co., a telecommunications company, from April 1994 until April 1995. From August 1990 to April 1994, Mr. Markle served as Senior Manager of Network Operations for MCI Communications Corporation ("MCI"), a telecommunications company. Mr. Markle attended Maryville College.

     Robert D. Sanders has been the Company's Vice President since September 1996 and its Chief Technical Officer since January 1995. Mr. Sanders served as the Company's Vice President of Network Engineering from December 1995 to September 1996 and the Company's Senior Engineer from June 1994 to January 1995. Prior to joining the Company, Mr. Sanders worked as the Software Engineer and System Administrator of Harry's Farmers Market, Inc. from March 1994 to May 1994. Mr. Sanders attended the Georgia Institute of Technology.

     Gregory J. Stromberg has served as the Company's Executive Vice President of Call Centers since March 1998 and as Vice President of Customer Service from October 1995 when he joined the Company to February 1998. From June 1993 to September 1994, he served as a Regional Manager for Digital Financial Services, a computer leasing company. Mr. Stromberg worked for Digital Equipment Corporation, a computer manufacturer, and served as Senior Sales representative from June 1983 to May 1987, Program Manager from May 1987 to May 1990, and District Operations Manager from May 1990 to June 1993. Mr. Stromberg received a B.S. degree in Business Management and a Masters in Business Administration degree from the University of Utah.

     Lance Weatherby has served as the Company's Executive Vice President of Sales and Marketing since April 1998. Mr. Weatherby served as the Company's Vice President of Business Development from September 1996 to April 1998, the Company's Acting Vice President of Business Development from August 1996 to September 1996, and a Market Development Manager from September 1995 to August 1996. Mr. Weatherby held a variety of sales, sales management and marketing positions with Mobil from October 1990 to September 1995, including District Sales Manager from December 1992 to September 1995. Mr. Weatherby received a BBA in Marketing from Eastern Kentucky University and an MBA from Indiana University.

     O. Gene Gabbard has been a Director of the Company since December 1995. He has worked independently as an entrepreneur and consultant since February 1993. Mr. Gabbard currently serves as a director of ITC Holding and several of its subsidiaries, as well as ITC(+)DeltaCom, Inc. ("ITC(+)DeltaCom") (a carriers' carrier and retail telecommunications company), Powertel, Inc. ("Powertel") (a wireless telecommunications company) (formerly known as InterCel, Inc.), KNOLOGY Holdings, Inc. ("KNOLOGY") (a broadband telecommunications services company) (formerly known as CyberNet Holding, Inc.) and two telecommunications technology companies, Dynatech Corporation and Adtran, Inc. From August 1990 through January 1993, he served as Executive Vice President and Chief Financial Officer of MCI. He served in various senior executive capacities, including Chairman of the Board, President and Chief Executive Officer of Telecom*USA, Inc. ("Telecom") from December 1988 until Telecom's merger with MCI in August 1990. From July 1984 to December 1988, he was Chairman and/or President of SouthernNet, Inc. ("SouthernNet"), a long distance telecommunications company which was the predecessor to Telecom. Mr. Gabbard has served as a Managing Director of South Atlantic Private Equity Fund IV, Limited Partnership since 1997.

     Campbell B. Lanier, III has served as a Director of the Company since November 1994. Mr. Lanier has served as Chairman of the Board and Chief Executive Officer of ITC Holding (or its predecessors) since its inception in 1985. In addition, Mr. Lanier is an officer and director of several ITC Holding subsidiaries. He is also the Chairman of ITC(+)DeltaCom and is a director of ITC(+)DeltaCom, KNOLOGY, National Vision Associates, Ltd. (a full service optical retailer), K&G Men's Centers (a discount retailer of men's clothing), Vice Chairman of the Board of AvData Systems, Inc. ("AvData") (a provider of data communications networks) and Chairman of the Board of Powertel. He served as Chairman of the Board of AvData from 1998 to 1990. From 1984 to 1989, Mr. Lanier served as Chairman of the Board of Async. Mr. Lanier also served as Vice
President -- Industry Relations of Telecom from 1984 to 1988 and as Senior Vice President -- Industry Relations from January 1989 until Telecom's merger with MCI in August 1990. From 1984 to 1985, he served as Chief Executive Officer of SouthernNet, and from 1985 to 1986 he was Vice Chairman of the Board of SouthernNet. Mr. Lanier has served as a Managing Director of South Atlantic Private Equity Fund IV, Limited Partnership since 1997.

     William H. Scott, III has been a Director of the Company since November 1994. Mr. Scott has served as President of ITC Holding (or its predecessors) since December 1991 and has been a director of ITC Holding (or its predecessors) since May 1989. In addition, Mr. Scott is an officer and director of several ITC Holding subsidiaries. Mr. Scott is a director of ITC(+)DeltaCom, KNOLOGY, Powertel and AvData. From 1989 to 1991, he served as Executive Vice President of ITC Holding's predecessor. From 1985 to 1989, Mr. Scott was an officer and director of Async. Between 1984 and 1988, Mr. Scott held several offices with SouthernNet, including Chief Operating Officer, Chief Financial Officer, and Vice President -- Administration. He was a director of that company from 1984 to 1987.

BOARD OF DIRECTORS

     The Restated Certificate provides for a classified Board of Directors consisting of three classes of directors with each class required to be as nearly equal in number as possible. The number of directors is determined from time to time by the Board of Directors and is currently fixed at six. A single class of directors is elected each year at the Company's annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and qualified. Messrs. Brewer and Lanier are serving for terms expiring in 1998, Messrs. Gabbard and Misikoff are serving for terms expiring in 1999 and Messrs. McQuary and Scott are serving for terms expiring in 2000. Officers of the Company are appointed annually by the Board of Directors and serve at its discretion.

     The Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The current members of the Audit Committee are Messrs. Gabbard, Lanier, and Scott.

     The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and administers the Company's 1995 Stock Option Plan, as amended (the "Stock Option Plan"). The members of the Compensation Committee for the year ended December 31, 1997 were Messrs. Gabbard, Lanier, and Scott.

DIRECTOR COMPENSATION

     Since the Company's inception, members of the Board of Directors have not received any compensation for their service on the Board of Directors except pursuant to the Company's Directors Stock Option Plan (the "Director Plan"). Under the Directors Plan, 70,000 shares of Common Stock are authorized for issuance to non-employee directors (in the form of grants of 10,000 options per director) upon their initial election or appointment to the Board, or, in the case of Messrs. Lanier, Scott and Gabbard, who joined the Board prior to the creation of the Directors Plan, upon the adoption of the Directors Plan by the Board. Options are exercisable at the fair market value of the Common Stock (as determined by the Board) on the date of grant. The Directors Plan was amended in March 1998 to provide for discretionary option grants. Each of Messrs. Lanier, Scott and Gabbard received a grant of 5,000 options upon adoption of this amendment.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table provides information as of April 15, 1998 concerning beneficial ownership of Common Stock by: (i) each person or entity known by the Company to beneficially own more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) the four most highly compensated executive officers of the Company during the fiscal year ended December 31, 1997; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. The information as to beneficial ownership has been furnished by the respective stockholders, directors and executive officers of the Company, and, unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                                               BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERING (1)                AFTER OFFERING (1)
                                               ---------------------   NUMBER OF   ---------------------
                                               NUMBER OF                SHARES     NUMBER OF
          NAME OF BENEFICIAL OWNER               SHARES     PERCENT     OFFERED      SHARES     PERCENT
ITC Holding Company, Inc. (2)(3).............  2,274,689      30.1%     500,000    1,774,689      20.7%
Charles M. Brewer (4)........................    840,001      11.1      125,000      715,001       8.4
O. Gene Gabbard (5)(6).......................     10,000        *            --       10,000        *
Campbell B. Lanier, III (6)(7)...............     10,000        *            --       10,000        *
James T. Markle (8)..........................     19,427        *         3,000       16,427        *
Michael S. McQuary (9).......................     85,485       1.1       10,000       75,485        *
Michael G. Misikoff (10).....................     94,707       1.3       12,000       82,707       1.0
William H. Scott, III (6)(11)................     11,500        *            --       11,500        *
All executive officers and directors as a
  group (11 persons) (12)....................  1,105,766      14.4      150,000      955,766      11.0

------------------------------

  *  Less than one percent.

 (1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if such person has or shares voting power or investment power with respect to such security, or has the right to acquire beneficial ownership at any time within 60 days from April 15, 1998. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

 (2) ITC Holding Company, Inc. indirectly owns these shares through its indirect, wholly owned subsidiary, ITC Service Company. The address of both ITC Holding Company, Inc. and ITC Service Company is 1239 O.G. Skinner Drive, West Point, Georgia 31833.

 (3) ITC Holding Company, Inc. has pledged all of its stock in the Company to certain lenders in connection with a credit agreement dated October 20, 1997.

 (4) The address for Charles M. Brewer is MindSpring Enterprises, Inc., 1430 West Peachtree Street, Suite 400, Atlanta, Georgia 30309.

 (5) Includes 5,000 shares of Common Stock that Mr. Gabbard has the right to purchase within 60 days from April 15, 1998 pursuant to options.

 (6) Mr. Lanier is Chairman of the Board, Chief Executive Officer and a beneficial owner of approximately 21.4% of the common stock of ITC Holding (as of October 20, 1997). Mr. Scott is the President and a director of ITC Holding and is a beneficial owner of 2.0% of its common stock (as of October 20, 1997). Mr. Scott's beneficial ownership includes 500 shares of the Company's Common Stock held by his wife and 1,000 shares of the Company's Common Stock held in trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is trustee. Mr. Gabbard is a director of ITC Holding and a beneficial owner of less than 1% of its common stock (as of October 20, 1997). Each of Messrs. Lanier, Scott and Gabbard disclaims beneficial ownership of the shares of the Company's Common Stock held by ITC Holding.

 (7) Includes 5,000 shares of Common Stock that Mr. Lanier has the right to purchase within 60 days from April 15, 1998 pursuant to options.

 (8) Includes 19,367 shares of Common Stock that Mr. Markle has the right to purchase within 60 days from April 15, 1998 pursuant to options.

 (9) Includes 33,565 shares of Common Stock that Mr. McQuary has the right to purchase within 60 days from April 15, 1998 pursuant to options.

(10) Includes 12,912 shares of Common Stock that Mr. Misikoff has the right to purchase within 60 days from April 15, 1998 pursuant to options.

(11) Includes 5,000 shares of Common Stock that Mr. Scott has the right to purchase within 60 days from April 15, 1998 pursuant to options.

(12) Includes 112,372 shares of Common Stock that such persons have the right to purchase within 60 days from April 15, 1998 pursuant to options.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Restated Certificate and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Pursuant to the Restated Certificate, the Company has authority to issue 15,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Class C Preferred, par value $0.01 per share. On March 25, 1998, the Board of Directors adopted an amendment to the Restated Certificate to increase the number of authorized shares of Common Stock to 60,000,000 shares and to eliminate the Class C Preferred. The Board of Directors believes that the proposed increase in the authorized shares of Common Stock is desirable to enhance the Company's flexibility in connection with possible future actions, such as stock splits, stock dividends, acquisitions, financing transactions, employee benefit plan issuances, and such other corporate purposes as may arise. The Company's stockholders will vote on this proposal at the Annual Meeting. The Board of Directors expects the stockholders to approve this proposal. In addition, under the Restated Certificate, the Board of Directors of the Company has authority (without action by the stockholders) to issue 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more classes or series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation, and conversion and other rights of each such series. The Company has no current plans to issue any additional shares of preferred stock.

     The rights of the holders of Common Stock discussed below are subject to such rights as the Board of Directors may hereafter confer on the holders of preferred stock; accordingly, rights conferred on holders of preferred stock that may be issued in the future under the Restated Certificate may adversely affect the rights of holders of Common Stock.

COMMON STOCK

     Voting Rights. Each holder of shares of Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Company and, share-for-share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders.

     Liquidation Rights. In the event of any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock and holders of any class or series of stock entitled to participate therewith, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Company remaining after the Company shall have paid, or provided for payment of, all debts and liabilities of the Company and after the Company shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

     Dividends. Dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends but only when and as declared by the Board of Directors.

PREFERRED STOCK

     The Restated Certificate authorizes the Board of Directors, from time to time and without further stockholder action, to provide for the issuance of up to 1,000,000 shares of preferred stock, par value $.01 per share, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date hereof, the Board of Directors has not provided for the issuance of any series of such preferred stock, and there are no agreements or understandings for the issuance of any such preferred stock. Because of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

CERTAIN CHARTER AND STATUTORY PROVISIONS

     The Restated Certificate provides for the division of the Board of Directors into three classes of directors, serving staggered three year terms. The Restated Certificate further provides that the approval of the holders of at least two- thirds of the shares entitled to vote thereon and the approval of a majority of the entire Board of Directors are necessary for the alteration, amendment or repeal of certain sections of the Restated Certificate relating to the election and classification of the Board of Directors, indemnification and the vote requirements for such amendments to the Restated Certificate. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

     The Company is subject to the provisions of Section 203 of the Delaware Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated
          , 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), J.C. Bradford & Co., Furman Selz LLC and Wheat First Union, a division of Wheat First Securities, Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below.

                                                               NUMBER OF
                        UNDERWRITERS                             SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
J.C. Bradford & Co..........................................
Furman Selz LLC.............................................
Wheat First Securities, Inc.................................
                                                              ------------
          Total.............................................
                                                              ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $     per share.
The Underwriters may allow, and such dealers may re-allow, to certain other
dealers a concession not in excess of $     per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 247,500 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and the Selling Stockholders has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and the Selling Stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., counsel for the Company. Hogan & Hartson L.L.P. also provides legal services to ITC Holding, its affiliated companies and Campbell B. Lanier, III, Chairman and Chief Executive Officer of ITC Holding. In particular, Hogan & Hartson L.L.P. (with the consent of the Company) has represented ITC Holding in certain transactions with the Company. Anthony S. Harrington, a partner of the firm, beneficially owns 34,800 shares of ITC Holding common stock and 5,000 shares of MindSpring Common Stock. Certain legal matters are being passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia. Alston & Bird LLP provides legal services to ITC Holding and certain of its affiliated companies other than the Company.

                                    EXPERTS

     The financial statements and financial statement schedules of the Company as of December 31, 1996 and 1997 and for the periods ended December 31, 1995, 1996 and 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                          GLOSSARY OF TECHNICAL TERMS

BACKBONE..................................    A high-speed network that connects smaller, independent
                                              networks.
BANDWIDTH.................................    The number of bits of information that can move over a
                                              communications medium in a given amount of time.
BROADBAND.................................    A transmission facility that has a bandwith greater than
                                              a voice grade line of 3 kHz and which may carry numerous
                                              voice, video and data channels simultaneously.
ELECTRONIC MAIL OR E-MAIL.................    An application that allows a user to send or receive
                                              messages to or from any other user with an Internet
                                              address, commonly termed an e-mail address.
FRAME RELAY...............................    A communications standard that is optimized for
                                              efficient switching of variable-length data packets.
FTP.......................................    File Transfer Protocol. A protocol that allows file
                                              transfer between a host and a remote computer.
GRAPHICAL USER INTERFACE..................    A means of communicating with a computer by manipulating
                                              icons and windows rather than using text commands.
INTERNET..................................    An open global network of interconnected commercial,
                                              educational and governmental computer networks that
                                              utilize a common communications protocol, TCP/IP.
INTERNET BACKBONE.........................    The Internet backbone consists of high-speed networks
                                              that link the smaller, independent networks of the
                                              Internet.
ISDN......................................    Integrated Services Digital Network. A digital network
                                              that combines voice and digital network services through
                                              a single medium, making it possible to offer subscribers
                                              digital data services as well as voice connections.
MODEM.....................................    A piece of equipment that connects a computer to a data
                                              transmission line (typically a telephone line).
ON-LINE SERVICES..........................    Commercial information services that offer a computer
                                              user access through a modem to specific menus of
                                              information, entertainment and communications data.
                                              These services are generally closed systems and many
                                              offer limited, if any, Internet access.
POP.......................................    Point of Presence. The Company defines a POP as a local
                                              geographic point of presence where subscribers can
                                              access the Company's services via a local telephone
                                              call. To the Company's knowledge, there is no
                                              industry-wide definition of an Internet access POP, and
                                              other companies may define a POP differently. For
                                              purposes of this Prospectus, the Company has determined
                                              all POP numbers using the Company's definition.
PPP.......................................    Point to Point Protocol. A communications protocol that
                                              allows direct dial-up access to the Internet over phone
                                              lines. Unlike SLIP, PPP can automatically retransmit
                                              information packets if they become corrupted.
PROTOCOL..................................    A formal description of message formats and the rules
                                              two or more machines must follow in order to exchange
                                              such messages.
ROUTER....................................    A device that receives and transmits data packets
                                              between segments in a network or different networks.

SERVER....................................    Software that allows a computer to offer a service to
                                              another computer. Other computers contact the server
                                              program by means of matching client software. In
                                              addition, such term means the computer on which server
                                              software runs.
SLIP......................................    Serial Line Interface Protocol. A communications
                                              protocol that allows direct, dial-up access to the
                                              Internet over phone lines.
T-1.......................................    A data communications line capable of transmission
                                              speeds of 1.54 Mbps.
TCP/IP....................................    Transmission Control Protocol/Internet Protocol. A
                                              compilation of network-level and transport-level
                                              protocols that allow computers with different
                                              architectures and operating system software to
                                              communicate with other computers on the Internet.
TERMINAL SERVER...........................    A specialized computer that supports multiple
                                              communications connections.
WINDOWS...................................    A computer operating system developed by Microsoft
                                              Corporation that provides a graphical user interface and
                                              multitasking capabilities.
WORLD WIDE WEB............................    A network of computer servers that uses a special
                                              communications protocol to link different servers
                                              throughout the Internet and permits communication of
                                              graphics, video and sound.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
Report of Independent Public Accountants....................     F-2
Balance Sheets as of December 31, 1996 and 1997 and March
  31, 1998 (unaudited)......................................     F-3
Statements of Operations for the years ended December 31,
  1995, 1996 and 1997 and for the three months ended March
  31, 1997 and 1998 (unaudited).............................     F-4
Statements of Stockholders' Equity for the years ended
  December 31, 1995, 1996 and 1997..........................     F-5
Statements of Cash Flows for the years ended December 31,
  1995, 1996 and 1997 and for the three months ended March
  31, 1997 and 1998 (unaudited).............................     F-6
Notes to Financial Statements...............................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

MindSpring Enterprises, Inc.:

     We have audited the accompanying balance sheets of MINDSPRING ENTERPRISES, INC. (a Delaware corporation) as of December 31, 1996 and 1997 and the related statements of operations, stockholders' equity, and cash flows for the three years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MindSpring Enterprises, Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the three years ended December 31, 1995, 1996, and 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 13, 1998

                          MINDSPRING ENTERPRISES, INC.

                                 BALANCE SHEETS
              AS OF DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998
                                 (IN THOUSANDS)

                                                              DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                                  1996           1997          1998
                                                                                            (UNAUDITED)
                           ASSETS
Current assets:
    Cash and cash equivalents...............................    $ 9,653        $  9,386      $  8,866
    Trade receivables, net of allowance for doubtful
      accounts of $386, $751, and $1,220 at December 31,
      1996 and 1997 and March 31, 1998, respectively........      1,997           2,002         2,351
    Prepaids and other current assets (Note 2)..............        361             906           418
    Inventory...............................................        116             137           145
                                                                -------        --------      --------
         Total current assets...............................     12,127          12,431        11,780
                                                                -------        --------      --------
Property and equipment:
    Computer and telecommunications equipment...............     11,509          18,050        21,169
    Assets under capital lease..............................      1,473           9,916         9,916
    Other...................................................        566           1,805         2,815
                                                                -------        --------      --------
                                                                 13,548          29,771        33,900
    Less: accumulated depreciation..........................     (1,964)         (6,133)       (7,809)
                                                                -------        --------      --------
    Property and equipment, net.............................     11,584          23,638        26,091
                                                                -------        --------      --------
Other assets:
    Acquired customer base, net (Notes 2 and 3).............     10,727           7,477         7,274
    Other...................................................        794             740           859
                                                                -------        --------      --------
         Total other assets.................................     11,521           8,217         8,133
                                                                -------        --------      --------
                                                                $35,232        $ 44,286      $ 46,004
                                                                =======        ========      ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Trade accounts payable..................................    $ 1,954        $  4,307      $  4,993
    Current portion of capital lease liability (Note 8).....        656           2,607         2,666
    Telecommunications costs payable........................        901           2,233         1,900
    Deferred revenue........................................        416           2,198         2,787
    Current portion of notes payable (Note 7)...............        624           2,043         1,647
    Other accrued expenses..................................        609           1,776         2,026
    Accrued compensation expense............................        635           1,404         1,308
    Network services payable (Note 3).......................      1,305           1,215         1,863
                                                                -------        --------      --------
         Total current liabilities..........................      7,100          17,783        19,190
                                                                -------        --------      --------
Long-term liabilities:
    Notes payable (Note 7)..................................      2,042              --            --
    Capital lease liability (Note 8)........................        683           5,090         4,429
                                                                -------        --------      --------
         Total long-term liabilities........................      2,725           5,090         4,429
                                                                -------        --------      --------
         Total liabilities..................................      9,825          22,873        23,619
                                                                -------        --------      --------
Commitments and contingencies (Note 8)
Stockholders' equity (Note 4):
    Preferred stock, $.01 par value; 1,000,000 shares
      authorized and 0 shares issued and outstanding at
      December 31, 1996 and December 31, 1997,
      respectively..........................................         --              --            --
    Common stock, $.01 par value; 15,000,000 shares
      authorized and 7,477,084, 7,534,440 and 7,556,630 and
      issued and outstanding at December 31, 1996 and 1997
      and March 31, 1998, respectively......................         75              75            76
    Additional paid-in capital..............................     34,978          35,067        35,178
    Accumulated deficit.....................................     (9,646)        (13,729)      (12,869)
                                                                -------        --------      --------
         Total stockholders' equity.........................     25,407          21,413        22,385
                                                                -------        --------      --------
                                                                $35,232        $ 44,286      $ 46,004
                                                                =======        ========      ========

  The accompanying Notes to Financial Statements are an integral part of these statements.

                          MINDSPRING ENTERPRISES, INC.

                            STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                (IN THOUSANDS EXCEPT FOR PER SHARE INFORMATION)

                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    MARCH 31,     MARCH 31,
                                                  1995           1996           1997          1997          1998
                                                                                           (UNAUDITED)   (UNAUDITED)
Revenues:
    Access..................................     $1,455        $13,420        $40,925        $ 7,356       $16,992
    Business services.......................        260          2,286          7,711          1,424         3,173
    Subscriber start-up fees................        512          2,426          3,920          1,000         1,219
                                                 ------        -------        -------        -------       -------
        Total revenues......................      2,227         18,132         52,556          9,780        21,384
                                                 ------        -------        -------        -------       -------
Cost and expenses:
    Cost of revenues -- recurring...........        627          6,332         15,203          3,169         5,990
    Cost of subscriber start-up fees........        339          1,876          1,619            365           617
    General and administrative..............      1,651         10,072         22,265          5,013         7,799
    Selling.................................        579          4,089          8,519          1,910         3,053
    Depreciation and amortization...........        265          3,285          8,695          1,828         2,872
                                                 ------        -------        -------        -------       -------
        Total operating expenses............      3,461         25,654         56,301         12,285        20,331
                                                 ------        -------        -------        -------       -------
Operating income (loss).....................     (1,234)        (7,522)        (3,745)        (2,505)        1,053
Interest expense, net.......................       (725)           (90)          (338)           (20)         (163)
                                                 ------        -------        -------        -------       -------
Income (loss) before taxes..................     (1,959)        (7,612)        (4,083)        (2,525)          890
    Provision for Income Taxes..............         --             --             --             --           (30)
                                                 ------        -------        -------        -------       -------
Net income (loss)...........................    $(1,959)       $(7,612)       $(4,083)       $(2,525)      $   860
                                                 ======        =======        =======        =======       =======
Net loss per share:
    Basic...................................     $(0.68)       $ (1.45)       $ (0.54)       $ (0.34)      $  0.11
                                                 ======        =======        =======        =======       =======
    Diluted.................................     $(0.59)       $ (1.45)       $ (0.54)       $ (0.34)      $  0.11
                                                 ======        =======        =======        =======       =======
Shares used for computing net loss per
  share:
    Basic...................................      2,888          5,253          7,514          7,478         7,545
                                                 ======        =======        =======        =======       =======
    Diluted.................................      3,310          5,253          7,514          7,478         8,044
                                                 ======        =======        =======        =======       =======

  The accompanying Notes to Financial Statements are an integral part of these statements.

                          MINDSPRING ENTERPRISES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997
                                 (IN THOUSANDS)

                                          COMMON STOCK               PREFERRED STOCK                     TOTAL
                                         ---------------             ---------------   ACCUMULATED   STOCKHOLDERS'
                                         SHARES   AMOUNT    APIC     SHARES   AMOUNT     EQUITY         DEFICIT
Balance, December 31, 1994.............  1,136     $11     $   (11)  1,188    $ 745     $    (75)       $   670
    Issuance of additional common
      stock............................    131       2         131      --       --           --            133
    Issuance of Class B convertible
      preferred stock..................     --      --          --     646    1,000           --          1,000
    Issuance of Class C convertible
      preferred stock, warrant.........     --      --          --     100      638           --            638
        Net loss.......................     --      --          --      --       --       (1,959)        (1,959)
                                         -----     ---     -------   ------   ------    --------        -------
Balance, December 31, 1995.............  1,267     $13     $   120   1,934   $2,383     $ (2,034)       $   482
    Conversion of Class A preferred
      stock to common..................  1,188      12         733  (1,188)    (745)          --             --
    Conversion of Class B preferred
      stock to common..................    646       6         994    (646)  (1,000)          --             --
    Issuance of additional common
      stock, net of related offering
      expenses.........................  2,025      20      14,129      --       --           --         14,149
    Conversion of Class C preferred
      stock to common..................    100       1         637    (100)    (638)          --             --
    Issuance of additional common
      stock, net of related offering
      expenses.........................  2,250      23      18,364      --       --           --         18,387
    Issuance of common stock pursuant
      to exercise of options...........      1      --           1      --       --           --              1
        Net loss.......................     --      --          --      --       --       (7,612)        (7,612)
                                         -----     ---     -------   ------   ------    --------        -------
Balance, December 31, 1996.............  7,477     $75     $34,978      --    $  --     $ (9,646)       $25,407
    Issuance of common stock pursuant
      to exercise of options...........     57      --          89      --       --           --             89
        Net loss.......................     --      --          --      --       --       (4,083)        (4,083)
                                         -----     ---     -------   ------   ------    --------        -------
Balance, December 31, 1997.............  7,534     $75     $35,067      --    $  --     $(13,729)       $21,413
                                         =====     ===     =======   ======   ======    ========        =======

  The accompanying Notes to Financial Statements are an integral part of these statements.

                          MINDSPRING ENTERPRISES, INC.

                            STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                                 (IN THOUSANDS)

                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    MARCH 31,     MARCH 31,
                                                 1995           1996           1997          1997          1998
                                                                                          (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
    Net Income (Loss)......................    $ (1,959)      $ (7,612)      $(4,083)       $(2,525)      $   860
    Adjustments to reconcile net loss to
      net cash provided by (used in)
      operating activities:
      Depreciation and amortization........         265          3,285         8,695          1,828         2,872
      Noncash charge for warrant
        issuance...........................         637             --            --             --            --
      Changes in operating assets and
        liabilities:
        Trade receivables..................        (505)        (1,477)           (6)          (387)         (349)
        Other current assets...............        (319)          (158)         (565)          (169)          480
        Trade accounts payable.............         817          1,106         2,353           (300)          686
        Telecommunications cost payable....         201            700         1,332            387          (333)
        Deferred revenue...................         333             80         1,782            534           589
        Other accrued expenses.............         354            246         1,166            300           250
        Accrued compensation expense.......         106            520           769            (25)          (96)
        Network services payable...........          --          1,305           (89)          (441)          648
                                               --------       --------       -------        -------       -------
            Total adjustments..............       1,889          5,607        15,437          1,727         4,747
                                               --------       --------       -------        -------       -------
            Net Cash Provided By (Used In)
              Operating Activities.........         (70)        (2,005)       11,354           (798)        5,607
                                               --------       --------       -------        -------       -------
Cash flows from investing activities:
    Purchases of property and equipment....      (3,692)        (8,298)       (8,043)        (2,371)       (4,129)
    Purchase of customer base..............          --        (12,249)         (960)           (35)         (950)
    Other..................................         (31)          (789)            1             37          (161)
                                               --------       --------       -------        -------       -------
        Net Cash Used In Investing
          Activities.......................      (3,723)       (21,336)       (9,002)        (2,369)       (5,240)
                                               --------       --------       -------        -------       -------
Cash flows from financing activities:
    Proceeds of loan from preferred
      stockholder..........................       2,500          1,000            --             --            --
    Payments of loan from preferred
      stockholder..........................          --         (3,500)           --             --            --
    Proceeds from notes payable............          --         11,488            --             --            --
    Payments of notes payable..............          --         (8,822)         (624)           (77)         (396)
    Payments of capital lease
      obligations..........................          --           (134)       (2,084)          (210)         (603)
    Issuance of common stock...............         133         32,537            89             42           112
    Issuance of preferred stock............       1,000             --            --             --            --
                                               --------       --------       -------        -------       -------
        Net Cash (Used In) Provided By
          Financing Activities.............       3,633         32,569        (2,619)          (245)         (887)
                                               --------       --------       -------        -------       -------
Net (decrease) increase in cash and cash
  equivalents..............................        (160)         9,228          (267)        (3,412)         (520)
Cash and cash equivalents, beginning of
  period...................................         585            425         9,653          9,653         9,386
                                               --------       --------       -------        -------       -------
Cash and cash equivalents, end of period...    $    425       $  9,653       $ 9,386        $ 6,241       $ 8,866
                                               ========       ========       =======        =======       =======
Supplemental disclosure for cash flow
  information:
    Interest paid..........................    $     --       $    402       $   749        $   127       $   270
                                               ========       ========       =======        =======       =======
    Income taxes paid......................    $     --       $     --       $    --        $    --       $    --
                                               ========       ========       =======        =======       =======
Supplemental noncash disclosures:
    Assets acquired under capital lease....    $     --       $  1,473       $ 8,443        $   520       $    --
                                               ========       ========       =======        =======       =======
    Noncash charge for warrant issuance....    $    637       $     --       $    --        $    --       $    --
                                               ========       ========       =======        =======       =======

  The accompanying Notes to Financial Statements are an integral part of these statements.

                          MINDSPRING ENTERPRISES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995, 1996, 1997 AND MARCH 31, 1998

1.  ORGANIZATION AND NATURE OF BUSINESS

     MindSpring Enterprises, Inc. ("MindSpring" or the "Company") is a national provider of Internet access. The Company was incorporated in Georgia on February 24, 1994 and began marketing its services in June 1994. The Company reincorporated in Delaware and effected a recapitalization in December 1995, in which shares of capital stock of the Company's predecessor Georgia corporation were converted into shares of the Company's capital stock on the basis of
1.936199 for 1. All share information has been restated to reflect the effect of the recapitalization.

     While the Company has experienced operating losses since its inception as a result of efforts to build its network infrastructure and internal staffing, develop its systems, and expand into new markets, it generated positive cash flows from operations during 1997 and had its first profitable quarter in the fourth quarter of 1997. The Company expects to continue to focus on increasing its subscriber base, which will cause its costs of revenue, selling, general, and administrative expenses and capital expenditures to increase in addition to its revenues. There can be no assurance, however, that growth in the Company's revenue or subscriber base will continue or that the Company will be able to sustain profitability or positive cash flows.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

PRESENTATION

     Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

SOURCES OF SUPPLIES

     The Company relies on third-party networks, local telephone companies and other companies to provide data communications capacity. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

CREDIT RISK

     The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services, the use of preapproved charges to customer credit cards, and the ability to terminate access on delinquent accounts. In addition, the concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates their fair value.

                          MINDSPRING ENTERPRISES, INC.

INVENTORY

     Inventory consists of starter kits and purchased goods for resale and is stated at the lower of cost or market using a specific identification method. Starter kits consist of diskettes, manuals, and other printed material.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, commencing when assets are installed or placed in service. The estimated useful life for all assets is five years or, for leasehold improvements, the life of the lease, if shorter.

EQUIPMENT UNDER CAPITAL LEASE

     The Company leases certain of its data communication and other equipment under lease agreements accounted for as capital. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under capital lease are depreciated over their estimated useful lives of five years, which are longer than the terms of the leases.

ACQUIRED CUSTOMER BASE

     The Company capitalizes specific costs incurred for the purchase of customer bases from other Internet Service Providers ("ISPs"). The customer acquisition costs include the actual fee paid to the selling ISP as well as legal expenses specifically related to the transactions. The account balance at December 31, 1996 and 1997 consists of the following:

                                                                1996          1997
PSINet (Note 3)............................................  $11,613,000   $11,613,000
Nando.Net (Note 3).........................................      519,000       519,000
Other......................................................      116,000     1,077,000
                                                             -----------   -----------
                                                              12,248,000    13,209,000
Less: Accumulated amortization.............................   (1,521,000)   (5,731,000)
                                                             -----------   -----------
                                                             $10,727,000   $ 7,478,000
                                                             ===========   ===========

     Amortization is provided using the straight-line method over three years commencing when the customer base is received.

LONG-LIVED ASSETS

     The Company periodically reviews the values assigned to long-lived assets, such as property and equipment and customer acquisition costs, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

INCOME TAXES

     Deferred income taxes are recorded using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.

                          MINDSPRING ENTERPRISES, INC.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Effective in 1995, the Company adopted the disclosure option of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

REVENUE RECOGNITION

     The Company recognizes revenue when services are provided. Services are generally billed one month in advance. Advance billings and collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

BARTER TRANSACTIONS

     The Company engages in certain exchanges of services for advertising and promotional services. The Company records these transactions at the market value of the services provided. Such transactions are not material for the periods presented.

ADVERTISING COSTS

     The Company expenses all advertising costs as incurred.

NET INCOME (LOSS) PER SHARE

     The Company adopted SFAS No. 128, "Earnings Per Share", effective December 31, 1997. Basic loss per common share ("EPS") was computed by dividing net loss by the weighted average number of shares of common stock outstanding for the year ended. The effect of the Company's stock options (using the treasury stock method) was not included in the computation of diluted EPS as their effect was dilutive for both 1997 and 1996.

     Additionally, in February, 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 98 which superseded SAB No. 83, pursuant to which the Company has calculated its 1995 EPS. SAB No. 98 requires basic EPS to be presented assuming all stock options are outstanding for all periods prior to the effective date of an initial public offering. Previously, SAB No. 83 required the effect of all stock options be calculated using the treasury stock method. Accordingly, previously reported EPS for 1995 of $.62 has been restated to conform with this new guidance and differs because of the exclusion of options (basic) and not employing the treasury stock method (diluted).

     The effect of the Company's stock options (using the treasury stock method) was included in the computation of diluted EPS for the quarter ended March 31, 1998. For the period ended March 31, 1997, the effect of options is excluded as it is antidilutive. Accordingly, no prior period restatement for previously reported quarters is required.

QUARTERLY INFORMATION

     In the opinion of management, all adjustments necessary to achieve a fair statement of the Company's financial position and results for the interim periods presented are reflected and are of a normal and recurring nature.

                          MINDSPRING ENTERPRISES, INC.

3.  CUSTOMER BASE ACQUISITIONS

     On June 28, 1996, the Company entered into a purchase agreement (as amended, the "Purchase Agreement") with PSINet Inc. ("PSINet"), pursuant to which the Company agreed to acquire certain of the tangible and intangible assets and rights related to the consumer dial-up Internet access services provided by PSINet in the United States, including (i) certain of PSINet's individual subscriber accounts and (ii) the lease for a customer support call center near Harrisburg, Pennsylvania, (the "Harrisburg Facility") and all related telephone switches and other equipment (the "Assets").

     On October 21, 1996, the Company paid PSINet approximately $9,175,000, which consisted of $8,951,000 in principal and $224,000 in interest, in repayment of promissory notes issued in connection with the PSINet transaction. Effective as of January 24, 1997, the Company and PSINet further amended the Purchase Agreement to, among other things, fix an aggregate purchase price for the Assets in an amount equal to $12,929,000 (excluding accrued interest and increases in principal amount under the First and Second PSINet Notes previously paid by the Company) (the "Purchase Price"). In connection with fixing the aggregate amount of the Purchase Price, the Company and PSINet amended the Second PSINet Note to, among other things, reduce the principal amount owed thereunder to $3,078,000, an amount equal to the remaining balance of the Purchase Price as of January 24, 1997. As amended, the Second PSINet Note no longer accrues interest, is payable over a two-year period, and has been discounted for financial statement purposes using the same rate of interest (Prime + 3%) as the prior PSINet Notes. The Company accretes the difference between the principal and total payable amount of $3,078,000 over the two years of the note.

     In connection with the PSINet Transaction, the parties also entered into a network services agreement (as amended, the "Services Agreement") which enables MindSpring to offer nationwide Internet access through PSINet's network of over 200 points of presence ("POPs"). Pursuant to the Services Agreement, PSINet has agreed, among other things, to provide to the Company (i) Internet connection services which meet reasonable commercial standards, including with respect to access and reliability, and (ii) access to PSINet's network monitoring systems and subscriber log-in and accounting information. The term of the Services Agreement is 5 years commencing on June 28, 1996 and is automatically renewable annually thereafter unless either party notifies the other in writing not less than 12 months prior to the end of such 5-year period or any 12-month extension thereof. Subject to certain exceptions, PSINet may not terminate the Services Agreement prior to October 31, 1998, and the Company may terminate the Services Agreement at any time upon 60 days' written notice to PSINet without penalty.

     The Company and PSINet amended the Services Agreement effective January 1, 1997 to provide for certain discounts to the monthly service fees which otherwise would have been payable by the Company to PSINet. The Company earned the maximum amount of credits ($2,050,000) during 1997, and the discounts are reflected as reductions of cost of revenue. The Company can earn up to $200,000 per month in 1998 through September and can earn up to $300,000 in October.

4.  STOCKHOLDERS' EQUITY

     The Company has authorized 15,000,000 shares of $.01 par value common stock and 1,000,000 shares of $.01 par value preferred stock.

COMMON STOCK

     In March 1996, the Company completed an initial public offering of its common stock (the "Initial Offering"). The Company issued 1,950,000 shares at an initial public offering price of $8 per share. The total proceeds of the offering, net of underwriting discounts and offering expenses, were approximately $13,672,000. In April 1996, the Company's underwriters exercised a portion of the over-allotment option granted in

                          MINDSPRING ENTERPRISES, INC.

connection with the Company's Initial Offering, electing to purchase 75,000 additional shares of common stock. The net proceeds to the Company were approximately $478,000.

     In October 1996, the Company completed another public offering of its common stock. The Company issued 2,250,000 shares at a public offering price of $9.13 per share. The total proceeds of the offering, net of underwriting discounts and offering expenses, were approximately $18,387,000.

PREFERRED STOCK

     1,188,000 shares of Class A convertible preferred stock and 646,000 shares of Class B convertible stock automatically converted into shares of common stock on a one-for-one basis at the Initial Offering by the Company.

     On December 22, 1995, the board of directors authorized the issuance of 5,000,000 shares of Class C convertible preferred stock. On December 27, 1995, the Company issued 100,000 shares of Class C convertible preferred stock to ITC Holding for total consideration of $1,000. The Company recorded a charge to interest expense in 1995 for the difference between the fair market value of the Class C convertible preferred stock and the consideration paid of $637,000. Each share of Class C convertible preferred stock was automatically converted into one share of common stock at the 190th day after the Initial Offering (September 18, 1996).

5.  STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLAN

     Under the Company's 1995 Stock Option Plan (the "Stock Option Plan"), as adopted on February 21, 1995, amended by the board of directors on April 5, 1995 and December 19, 1995 and approved by the stockholders on December 27, 1995, and subsequently amended by the board of directors on March 26, 1997 and approved by the stockholders on May 28, 1997, 900,000 shares of common stock are reserved and authorized for issuance upon the exercise of options. All employees of the Company are eligible to receive options under the Stock Option Plan. The compensation committee of the board of directors administers the Stock Option Plan. Options granted under the Stock Option Plan are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. Options generally become exercisable as follows: (i) 50% of the options become exercisable two years after the date of grant or, in certain cases, the commencement date of the holder's employment; (ii) an additional 25% of the options become exercisable three years after the date of grant or, in certain cases, the commencement date of the holder's employment; and (iii) the remaining 25% of the options become exercisable four years after the date of grant or, in certain cases, the commencement date of the holder's employment. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire ten years from the date of grant or, in certain circumstances, the commencement date of the option holder's employment.

DIRECTORS' STOCK OPTION PLAN

     Under the Company's Directors' Stock Option Plan (the "Directors' Plan"), adopted in December 1995, 70,000 shares of common stock are authorized for issuance to nonemployee directors (in the form of 10,000 options per director) upon their initial election or appointment to the board or, in the case of directors who joined the board prior to the creation of the Directors' Plan, upon the adoption of the Directors' Plan by the board of directors. The Directors' Plan does not provide for discretionary option grants. Options become exercisable as follows: (i) 50% of the options become exercisable two years after the date of grant, (ii) an additional 25% of the options become exercisable three years after the date of grant, and (iii) the remaining 25% of the options become exercisable four years after the date of grant. All options were granted at an

                          MINDSPRING ENTERPRISES, INC.

exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based upon equity transactions and other analyses. The options expire ten years from the date of grant.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB No. 25. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in this statement had been applied.

     The Company has elected to account for its stock-based compensation plans under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during 1995, 1996, and 1997 using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions used for grants in 1995, 1996, and 1997:

                                                            1995       1996        1997
Risk-free interest rate.................................     7.0%         6.4%        6.4%
Expected dividend yield.................................       0%           0%          0%
Expected lives..........................................  3 years    3.5 years   3.5 years
Expected volatility.....................................    84.5%        69.3%       58.4%

     The total value of options granted during 1995, 1996, and 1997 was computed as approximately $409,000, $601,000, and $3,735,000, respectively, which would be amortized on a pro forma basis over the four-year vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net loss and pro forma net loss per share for the years ended December 31, 1997, 1996, and 1995 would have been as follows:

                                                             AS REPORTED    PRO FORMA
1995
Net loss...................................................  $(1,959,000)  $(2,010,000)
Pro forma net loss per share...............................  $     (0.85)  $     (0.90)
1996
Net loss...................................................  $(7,612,000)  $(7,836,000)
Net loss per share.........................................  $     (1.45)  $     (1.49)
1997
Net loss...................................................  $(4,083,000)  $(5,402,000)
Net loss per share.........................................  $     (0.54)  $     (0.72)

                          MINDSPRING ENTERPRISES, INC.

     A summary of the status of the Company's two stock options plans at December 31, 1995, 1996, and 1997 and changes during the years then ended are presented in the following table:

                                                                         WEIGHTED
                                                                          AVERAGE
                                                                         PRICE PER
                                                               SHARES      SHARE
December 31, 1994...........................................        --     $0.00
Grants......................................................   375,000      1.82
Forfeitures.................................................   (18,000)     1.00
                                                              --------
December 31, 1995...........................................   357,000      1.86
Grants......................................................   252,000      8.60
Exercised...................................................    (1,000)     0.64
Forfeitures.................................................   (30,000)     6.04
                                                              --------
December 31, 1996...........................................   578,000      4.58
Grants......................................................   151,000     12.63
Exercised...................................................   (57,000)     0.87
Forfeitures.................................................   (58,000)     9.36
                                                              --------
December 31, 1997...........................................   614,000      6.46
                                                              ========
Weighted average fair value of options granted in 1997......  $  24.72
                                                              ========

     The following table sets forth the exercise price range, number of shares, weighted average exercise price, and remaining contractual lives by year of grant:

                                                 WEIGHTED
YEAR    NUMBER      EXERCISE      WEIGHTED       AVERAGE
 OF       OF          PRICE       AVERAGE       REMAINING
GRANT   SHARES        RANGE        PRICE     CONTRACTUAL LIFE
1995... 285,000   0.64 --  6.38      2.02             7.5
1996... 192,000   6.38 -- 12.38      8.48             8.6
1997... 137,000   $7.00 -- 29.13   $12.87       9.4 years

     The following table summarizes the options exercisable as of December 31, 1997, 1996, and 1995:

                                                                               WEIGHTED
                                                      NUMBER    WEIGHTED       AVERAGE
                                                        OF      AVERAGE       REMAINING
   AS OF                                              SHARES     PRICE     CONTRACTUAL LIFE
December 31, 1995...................................       --       --               --
December 31, 1996...................................   70,000    $0.64        8.1 years
December 31, 1997...................................  122,000    $2.19        7.5 years

EMPLOYEE BENEFIT PLAN

     The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Annually, the Company determines whether to make a discretionary matching contribution equal to a percentage, determined by the Company, of the employee's deferred compensation contribution. The Company has not made any matching contributions to the Savings Plan.

                          MINDSPRING ENTERPRISES, INC.

6.  RELATED-PARTY TRANSACTIONS

     The Company has entered into certain business relationships with several subsidiaries and affiliates of ITC Holding. Except as noted below, none of these transactions were material for the periods presented.

     The Company purchases long-distance telephone services and wide area network transport service from ITC DeltaCom, Inc. ("ITC DeltaCom"), formerly DeltaCom, Inc., a related party through relationships with ITC Holding. Long-distance charges from ITC DeltaCom totaled approximately $677,000 and $1,942,000 for the years ended December 31, 1996 and 1997, respectively. ITC DeltaCom provided no long-distance services to the Company in 1995.

See Note 4 for a discussion of a preferred stock transaction with ITC Holding.

7.  DEBT

     The Company's only debt obligation for the periods presented is a promissory note issued in connection with the PSINet Transaction.

                                                                 1996         1997
PSINet Note, due October, 1998..............................  $2,667,000   $ 2,043,000
Less: current maturities....................................    (624,000)   (2,043,000)
                                                              ----------   -----------
Long-term obligations.......................................  $2,043,000   $        --
                                                              ==========   ===========

     The carrying value of the PSINet Note approximates market value as of December 31, 1997.

8.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases certain equipment under agreements which are classified as capital leases. These leases have original terms of three years or less and contain bargain purchase options at the end of the original lease terms. The Company also has operating leases which relate to the lease of office and equipment space. Rental expense attributable to these operating leases was approximately $65,000, $519,000, and $1,420,000, for the year ended December 31, 1995, 1996, and 1997, respectively.

     At December 31, 1997, the Company's capital lease obligations and minimum rental commitments under noncancelable operating leases with initial or remaining terms of more than one year were as follows:

                                                                CAPITAL     OPERATING
                                                                LEASES        LEASES
1998........................................................  $ 3,351,000   $1,112,000
1999........................................................    3,103,000      901,000
2000........................................................    2,601,000      575,000
2001........................................................           --      604,000
2002 and thereafter.........................................           --      158,000
                                                              -----------   ----------
     Total minimum lease payments...........................    9,055,000   $3,350,000
                                                                            ==========
Amounts representing interest...............................   (1,358,000)
                                                              -----------
Present value of net minimum payments.......................    7,697,000
Current portion.............................................   (2,607,000)
                                                              -----------
Long-term capitalized lease obligations.....................  $ 5,090,000
                                                              ===========

                          MINDSPRING ENTERPRISES, INC.

BELLSOUTH PURCHASE COMMITMENT

     In June 1997, the Company entered into various agreements with BellSouth (collectively, the "BellSouth Agreement"), pursuant to which the Company has agreed to purchase certain telecommunications facilities from BellSouth over a term of 24 months. The Company estimates the total commitment under the BellSouth Agreement to be approximately $2,700,000 per year.

MONORAIL AGREEMENT

     On October 14, 1996, the Company and Monorail Inc. ("Monorail"), an Internet-ready computer manufacturer, entered into an agreement pursuant to which the Company's software is to be included on the personal computers manufactured by Monorail. The Company provided a $500,000 prepayment to Monorail for potential subscribers to be acquired by the Company pursuant to this agreement (the "Monorail Prepayment"). As of December 31, 1997, Monorail had earned approximately $69,000 of the Monorail Prepayment. Monorail may continue to offset the Monorail Prepayment by referring subscribers to the Company or may repay all or part of the balance of the Monorail Prepayment at any time. The Company has agreed to accept warrants to purchase Monorail stock in lieu of interest on the balance of the Monorail Prepayment outstanding.

LEGAL PROCEEDINGS

     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. As of December 31, 1997, management is not aware of any asserted or pending litigation or claims against the Company that would have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

9.  INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows:

                                                                1996          1997
Deferred tax assets:
     Net operating loss carryforwards......................  $ 3,348,000   $ 3,866,000
     Acquired customer base................................      465,000     1,742,000
     Deferred revenue......................................      158,000       835,000
     Allowance for doubtful accounts.......................      147,000       285,000
     Other accrued liabilities.............................      188,000       126,000
                                                             -----------   -----------
          Total deferred tax assets........................    4,306,000     6,854,000
                                                             -----------   -----------
Deferred tax liabilities:
     Depreciation..........................................     (619,000)   (1,608,000)
     Other.................................................      (36,000)      (48,000)
                                                             -----------   -----------
          Total deferred tax liabilities...................     (655,000)   (1,656,000)
                                                             -----------   -----------
Net deferred tax asset.....................................    3,651,000     5,198,000
Valuation allowance for deferred tax assets................   (3,651,000)   (5,198,000)
                                                             -----------   -----------
Net deferred taxes.........................................  $        --   $        --
                                                             ===========   ===========

                          MINDSPRING ENTERPRISES, INC.

     The Company's net operating loss carryforwards will expire between 2009 and 2012 unless utilized. Due to the fact that the Company has incurred losses since inception, the Company has not recognized the income tax benefit of the net operating loss carryforwards. Management has provided a 100% valuation reserve against its net deferred tax asset, consisting primarily of net operating loss carryforwards. In addition, the Company's ability to recognize the benefit from the net operating loss carryforwards could be limited under Section 382 of the Internal Revenue Code if ownership of the Company changes by more than 50%, as defined.

     A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the year ended December 31, 1995, 1996, and 1997 is as follows:

                                                              1995      1996      1997
Income tax benefit at statutory rate........................    34%       34%       34%
State income taxes, net of federal benefit..................     4         4         4
Deferred tax asset valuation allowance......................   (38)      (38)      (38)
                                                              ----      ----      ----
          Total income tax provision........................     0%        0%        0%
                                                              ====      ====      ====

     For the three months ended March 31, 1998, the Company recorded a provision for income taxes equal to its liability in various states at the enacted rates where it does not have any net operating loss carryforwards available. The remaining portion of the current period provision was offset by the reversal of previously recorded valuation allowance amounts. For the three months ended March 31, 1997, no income tax benefit was recognized as the Company had a net taxable loss for the period and anticipated being in a net taxable loss position for the year ended December 31, 1997. There were no cash payments for income taxes for the quarters ended March 31, 1997 and 1998.

     The Company is continually assessing its income tax situation to determine when it is "more likely than not" that its deferred tax assets will be realized. Based on the Company's short history of earnings and the uncertanity of near term earnings because of various industry trends which may have a significant negative impact on near term earnings, management does not believe it is "more likely than not" that the deferred tax assets will be realized. When management believes this situation has changed, the Company will reverse its valuation allowance (approximately $4.9 million at March 31, 1998) through that period's tax provision. Prior to that point, the Company will reverse the valuation allowance against the current period's provision as realized.

                          MINDSPRING ENTERPRISES, INC.

10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the unaudited quarterly results for 1995, 1996, and 1997:

                                                                                    NET INCOME
                                                                                    (LOSS) PER
                                                                                       SHARE
                                                    OPERATING          NET        ---------------
          QUARTER ENDED               REVENUE     INCOME (LOSS)   INCOME (LOSS)   BASIC   DILUTED
December 31, 1995.................  $ 1,125,000    $  (582,000)    $(1,308,000)   $(.41)   $(.36)
September 30, 1995................      590,000       (388,000)       (389,000)    (.12)    (.11)
June 30, 1995.....................      340,000       (170,000)       (169,000)    (.07)    (.06)
March 31, 1995....................      172,000        (94,000)        (93,000)    (.04)    (.03)
December 31, 1996.................  $ 8,524,000    $(2,378,000)    $(2,411,000)   $(.33)   $(.33)
September 30, 1996................    5,301,000     (2,601,000)     (2,702,000)    (.53)    (.53)
June 30, 1996.....................    2,495,000     (1,577,000)     (1,460,000)    (.29)    (.29)
March 31, 1996....................    1,812,000       (966,000)     (1,039,000)    (.30)    (.30)
December 31, 1997.................  $17,209,000    $   646,000     $   498,000    $ .07    $ .06
September 30, 1997................   13,967,000       (465,000)       (626,000)    (.08)    (.08)
June 30, 1997.....................   11,600,000     (1,421,000)     (1,430,000)    (.19)    (.19)
March 31, 1997....................    9,780,000     (2,505,000)     (2,525,000)    (.34)    (.34)

               See Note 2 for a discussion of earnings per share.

             ======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
Available Information................     3
Incorporation of Certain Documents by
  Reference..........................     4
Prospectus Summary...................     5
Risk Factors.........................     9
Use of Proceeds......................    19
Price Range of Common Stock and
  Dividend Policy....................    20
Capitalization.......................    21
Selected Financial and Operating
  Data...............................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    23
Business.............................    31
Management...........................    41
Principal and Selling Stockholders...    44
Description of Capital Stock.........    45
Underwriting.........................    47
Legal Matters........................    48
Experts..............................    48
Glossary of Technical Terms..........   G-1
Financial Statements.................   F-1

             ======================================================
             ======================================================

                                1,650,000 SHARES

                               (MINDSPRING LOGO)

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              J.C. BRADFORD & CO.

                                  FURMAN SELZ

                               WHEAT FIRST UNION

                                  MAY  , 1998

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Selling Shareholders will not pay any portion of these expenses. All amounts except the SEC Registration Fee and the NASD Filing Fee are estimated.

SEC Registration Fee........................................  $37,645
NASD Filing Fee.............................................   13,261
Nasdaq National Market Listing Fee..........................     *
Blue Sky Fees and Expenses..................................     *
Accounting Fees and Expenses................................     *
Legal Fees and Expenses.....................................     *
Printing and Engraving Expenses.............................     *
Miscellaneous...............................................     *
                                                              -------
          Total.............................................  $  *
                                                              =======

        ----------------------------------------------
        * To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware Corporation Law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Amended and Restated Certificate of Incorporation of the Company contains provisions that provide that no director of the Company shall be liable for breach of fiduciary duty as a director except for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) liability under Section 174 of the Delaware Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation contains provisions that further provide for the indemnification of directors and officers to the fullest extent permitted by the Delaware Corporation Law. Under the Amended and Restated Bylaws of the Company, the Company is required to advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification. In addition, the Company has entered into indemnity agreements with each of its directors pursuant to which the Company has agreed to indemnify the directors as permitted by the Delaware Corporation Law and has obtained directors and officers liability insurance.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS.

EXHIBIT
NUMBER                              EXHIBIT DESCRIPTION
    *1     --   Form of Underwriting Agreement by and among MindSpring
                Enterprises, Inc., Donaldson, Lufkin & Jenrette Securities
                Corporation, Furman Selz LLC, J.C. Bradford & Co. and Wheat
                First Securities, Inc.
     3(a)  --   Amended and Restated Certificate of Incorporation of
                MindSpring Enterprises, Inc. (Filed as Exhibit 3(a) to
                Quarterly Report on Form 10-Q dated May 3, 1996, File No.
                0-27890, and incorporated herein by reference.)
     3(b)  --   Amended and Restated Bylaws of MindSpring Enterprises, Inc.
                (Filed as Exhibit 3(b) to Quarterly Report on Form 10-Q/A
                dated August 30, 1996, File No. 0-27890, and incorporated
                herein by reference.)
     4     --   Form of Common Stock Certificate of the Company. (Filed as
                Exhibit 4 to Registration Statement on Form S-1, File No.
                333-00108 and incorporated herein by reference.)
    *5     --   Opinion of Hogan & Hartson L.L.P.
    11     --   Statement regarding Computation of Per Share Earnings.
                (Filed as Exhibit 11 to Quarterly Report on Form 10-Q dated
                May 1, 1998, File No. 0-27890, and incorporated herein by
                reference.)
   23.1    --   Consent of Arthur Andersen LLP.
  *23.2    --   Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)
    24     --   Power of Attorney (included on signature page)
    27     --   Financial Data Schedule (Filed as Exhibit 27 to Quarterly
                Report on Form 10-Q dated May 1, 1998, File No. 0-27890, and incorporated herein by reference.)

------------------------------
* To be filed by amendment.

(B) FINANCIAL STATEMENT SCHEDULES.

     The following financial statement schedule is filed herewith:

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation or the Amended and Restated By-Laws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, Georgia, on this 1st day of May, 1998.

                                          MINDSPRING ENTERPRISES, INC.

                                          By      /s/ CHARLES M. BREWER
                                            ------------------------------------
                                                     Charles M. Brewer
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles M. Brewer, Campbell B. Lanier, III and Michael S. McQuary, jointly and severally, each in his own capacity, his true and lawful attorneys-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons, in the capacities indicated below, on this 1st day of May, 1998.

                     SIGNATURES                                              TITLE

                /s/ CHARLES M. BREWER                    Chairman, Chief Executive Officer and Director
-----------------------------------------------------      (Principal executive officer)
                  Charles M. Brewer

               /s/ MICHAEL S. MCQUARY                    President, Chief Operating Officer and
-----------------------------------------------------      Director
                 Michael S. McQuary

               /s/ MICHAEL G. MISIKOFF                   Vice President, Chief Financial Officer,
-----------------------------------------------------      Secretary, Treasurer and Director (Principal
                 Michael G. Misikoff                       financial officer and principal accounting
                                                           officer)

                 /s/ O. GENE GABBARD                     Director
-----------------------------------------------------
                   O. Gene Gabbard

             /s/ CAMPBELL B. LANIER, III                 Director
-----------------------------------------------------
               Campbell B. Lanier, III

              /s/ WILLIAM H. SCOTT, III                  Director
-----------------------------------------------------
                William H. Scott, III